

12027464

ESCALON

2011 Annual Report


ESCALON®

May 17, 2012

Dear Shareholder:

The board of directors and management cordially invite you to attend the annual meeting of the shareholders to be held on June 29, 2012 at 9:00 am at the corporate headquarters located at 435 Devon Park Drive, Building 100, Wayne, PA 19087. The annual report is attached. Please read it carefully.

Escalon Medical Corp has chosen to furnish its proxy statement and annual report to its shareholders over the Internet, as allowed by the rules of the Securities and Exchange Commission. Rather than mailing paper copies, we believe that this e-proxy process will expedite shareholder receipt of the materials, lower the Company's expenses associated with this process, and eliminate unnecessary printing and paper usage. As a shareholder of Escalon Medical Corp., you are receiving by mail (or electronic mail) a Notice of Internet Availability of Proxy Materials (the "Notice") which will instruct you on how to access and review the proxy statement and annual report on the Internet. The Notice will also instruct you how to vote your shares over the Internet. Shareholders who would like to receive a paper copy of the Escalon Medical Corp. proxy statement and annual report, free of charge, should follow the instructions on the Notice. Shareholders who request paper copies will also receive a proxy card or voting instruction form to allow them to vote their shares by mail in addition to over the Internet or by telephone.

It is important that your shares be voted at the meeting in accordance with your preference. If you do not plan to attend, you may vote your shares by following the instructions in the Notice. If you are able to attend the meeting and wish to vote in person, you may withdraw your proxy at that time. See the response to the question "How do I vote?" in the proxy statement for a more detailed description of voting procedures.

Sincerely,

Richard J. DePiano
Chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

Commission File Number 0-20127

Escalon Medical Corp.

(Exact name of registrant as specified in its charter)

Pennsylvania	**33-0272839**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

435 Devon Park Drive, Building 100, Wayne, PA 19087
(Address of principal executive offices, including zip code)

(610) 688-6830
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Common Stock, par value $0.001	**NASDAQ Capital Market**
(Title of class)	(Name of each exchange on which registered)

Securities Registered Pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer, accelerated filer, and smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on December 31, 2010 was approximately $11,289,645, computed by reference to the price at which the common equity was last sold on the NASDAQ Capital Market on such date.

As of September 27, 2011, the registrant had 7,526,430 shares of common stock outstanding.

Documents Incorporated by Reference:

Certain information required by Part III of this Annual Report on Form 10-K will be set forth in, and is incorporated by reference from, the registrant's Proxy Statement for the 2011 Annual Meeting of Shareholders.

Escalon Medical Corp.
Annual Report on Form 10-K
For the Fiscal Year Ended June 30, 2011

TABLE OF CONTENTS

PART 1

ITEM 1. BUSINESS

Company Overview

Escalon Medical Corp. ("Escalon" or the "Company") is a Pennsylvania corporation initially incorporated in California in 1987 and reincorporated in Pennsylvania in November 2001. Within this document, the "Company" collectively shall mean Escalon and its wholly owned subsidiaries: Sonomed, Inc. ("Sonomed"), Trek, Inc. ("Trek"), Escalon Vascular Access, Inc. ("Vascular"), Escalon Medical Europe GmbH ("EME"), Escalon Digital Vision, Inc. ("EMI"), Escalon Pharmaceutical, Inc. ("Pharmaceutical"), Escalon Holdings, Inc. ("EHI"), Escalon IP Holdings, Inc., Escalon Vascular IP Holdings, Inc., Sonomed IP Holdings, Inc., Drew Scientific Holdings, Inc. and Drew Scientific Group, Plc ("Drew") and its subsidiaries. The Company sold certain assets of the Vascular business for $5,750,000 on April 30, 2010 to Vascular Solutions, Inc. (see footnote 12 to the Notes to Consolidated Financial Statements for additional information). The Company's Internet address is www.escalonmed.com.

The Company operates in the healthcare market, specializing in the development, manufacture marketing and distribution of medical devices and pharmaceuticals in the areas of ophthalmology, diabetes and hematology. The Company and its products are subject to regulation and inspection by the United States Food and Drug Administration (the "FDA"). The FDA and other governmental authorities require extensive testing of new products prior to sale and have jurisdiction over the safety, efficacy and manufacture of products, as well as product labeling and marketing.

Management reviews financial information, allocates resources and manages the business as three segments. The Escalon Clinical Diagnostics ("ECD") segment consists of Drew Scientific, Inc., and its wholly owned subsidiaries JAS Diagnostics, Inc. ("JAS") and Biocode Hycel ("Biocode"). ECD develops and sells clinical diagnostic instruments, reagents and chemistries. The Sonomed-Escalon segment consists of Sonomed, EMI and Trek, all of which are engaged in the development and sale of Ophthalmic medical devices. The Escalon Medical Corp. segment includes the administrative corporate operations of the consolidated group. The Company is including redesignated reporting segments beginning with this Form 10-K, and prior period segment information is reclassified to conform with the current year presentation.

Business Segment No. 1: ECD

Drew Business

Drew is a diagnostics company specializing in the design, manufacture and distribution of instruments for blood cell counting and blood analysis. Drew is focused on providing instrumentation and consumables for the physician office and veterinary office laboratories. Drew also supplies the reagent and other consumable materials needed to operate the instruments. Drew acquired JAS on May 29, 2008. JAS was established in 2000 and specializes in the manufacture of a broad range of liquid stable, diagnostics chemistry reagents used in IVD tests. Many of these reagents are single vial stable, which offer ease of use, increased speed of results and extended on-board stability. Drew acquired certain assets of Biocode on December 31, 2008. Biocode specializes in hematology consumables for the physician office and veterinary office laboratories. The operating results of Drew, JAS and Biocode are included as part of the Escalon Clinical Diagnostics business segment.

Diabetes Testing

Drew sells two diabetic testing products: the DS5 and the Hb-Gold. The DS5 instrument, dispenser and associated reagent kit measure long-term glucose control in diabetic patients. The system's small size and ease of use make it ideal for main laboratory, clinic or satellite laboratory settings. The Hb- Gold instrument and associated reagent kit provides for the *in vitro* measurement of certain genetic diseases of the blood. In the United States, this instrument is available for research only.

Hematology

Drew offers a broad array of equipment for use in the field of human and veterinary hematology. Drew's Excell product lines are for use in the field of human hematology, and its Hemavet product line is for use in the veterinary field. The acquisition of Biocode added proprietary hematology reagents to the Drew hematology reagent portfolio of products.

Business Segment No. 2: Sonomed-Escalon

Sonomed develops, manufactures and markets ultrasound systems for diagnostic or biometric applications in ophthalmology. The systems are of four types: A-Scans, B-Scans, High Frequency B-Scans ("UBMs") and pachymeters.

A-Scans

The A-Scan provides information about the internal structure of the eye by sending a beam of ultrasound along a fixed axis through the eye and displaying the various echoes reflected from the surfaces intersected by the beam. The principal echoes occur at the cornea, both surfaces of the lens and the retina. The system displays the position and magnitudes of the echoes on an electronic display. The A-Scan also includes software for measuring distances within the eye. This information is primarily used to calculate lens power for implants.

B-Scans

The B-Scan is primarily a diagnostic tool that supplies information to physicians where the media within the eye are cloudy or opaque. Whereas physicians normally use light, which cannot pass through such media, the ultrasound beam is capable of passing through the opacity and displaying an image of the internal structures of the eye. Unlike the A-Scan, the B-Scan transducer is not in a fixed position; it swings through a 60 degree sector to provide a two-dimensional image of the eye.

UBM

The UBM is a high frequency/high resolution ultrasound device, designed to provide highly detailed information about the anterior segment of the eye. The UBM is used for glaucoma evaluation, tumor evaluation and differentiation, pre- and post-intraocular lens implantation and corneal refractive surgery. The device allows the surgeons to perform precise measurements within the anterior chamber of the eye.

Pachymeters

The pachymeter uses the same principles as the A-Scan, but the system is tailored to measure the thickness of the cornea. With the advent of refractive surgery (where the cornea is actually cut and reshaped) this measurement has become critical. Surgeons must know the precise thickness of the cornea so as to set the blade to make a cut of approximately 20% of the thickness of the cornea.

Color/Fluorescein Angiography ("CFA") Digital Imaging Systems

CFA (Color/Fluorescein Angiography) digital imaging system, designed specifically for ophthalmology. This diagnostic tool, ideal for use in detecting retinal problems in diabetic and elderly patients, provides a high-resolution image, far superior to conventional film in image quality, processing and capture. The instant image display provides users with the necessary clinical information that allows treatment to be performed while the patient is still in the physician's office.

Ispan Intraocular Gases

The Company distributes two intraocular gas products C3F8 and SF6, which are used by vitreoretinal surgeons as a temporary tamponade in detached retina surgery. Under a non-exclusive distribution agreement with Scott Medical Products ("Scott"), the Company distributes packages of Scott gases in canisters containing up to 25 grams of gas. Along with the intraocular gases, the Company manufactures and distributes a patented disposable universal gas kit, which delivers the gas from the canister to the patient.

Viscous Fluid Transfer Systems

The Company markets viscous fluid transfer systems and related disposable syringe products, which aid surgeons in the process of injecting and extracting silicone oil. Adjustable pressures and vacuums provided by the equipment allow surgeons to manipulate the flow of silicone oil during surgery.

Fiber Optic Light Sources

Light source and fiber optic products are widely used by vitreoretinal surgeons during surgery. The Company offers surgeons a complete line of light sources along with a variety of fiber optic probes and illuminated tissue manipulators.

Business Segment No. 3: Escalon Medical Corp.

The Escalon Medical Corp. business segment includes the administrative corporate operations of the consolidated group.

Research and Development

The Company conducts development of medical devices for the diagnosis and monitoring of medical disorders in the areas of diabetes, cardiovascular diseases and hematology at the Company's Miami, Florida and Rennes, France facilities. The Company conducted medical device and vascular access product development at its New Berlin, Wisconsin facility through August 2010. Certain assets of Vascular Access were sold in April 2010, and Vascular continued to manufacture under a supply agreement until August 2010. The development of ultrasound ophthalmic equipment is performed at the Company's Lake Success, New York facility on Long Island. Company-sponsored research and development expenditures from continuing operations for the fiscal years ended June 30, 2011 and 2010 were approximately $1,602,000 and $1,893,000, respectively.

Manufacturing and Distribution

The Company leases an aggregate of 79,865 square feet of space at its facilities in Texas, Connecticut, Florida, France and the United Kingdom. These sites are currently used for engineering, product design and development and product assembly. All of the Company's medical devices and consumables for the diagnosis and monitoring of medical disorders in the areas of diabetes, cardiovascular diseases and hematology are distributed from the Company's Dallas, Texas, Oxford, Connecticut, Miami, Florida, Rennes, France, and Barrow-in-Furness, United Kingdom facilities. See "Business Conditions" in "Management's Discussion and Analysis of Financial Condition of Results of Operations" for additional information.

The Company leases 13,500 square feet of space in Wisconsin, for its surgical products and vascular access operations prior to its sale on April 30, 2010. The facility is currently used for product assembly related to Trek. The Company also leases 3,452 square feet in Lawrence, Massachusetts used primarily for product design and development in the EMI business unit. The Company subcontracts component manufacture, assembly and sterilization to various vendors. The Company's ophthalmic surgical products are distributed from the Company's Wisconsin facility.

The Company designs, develops and services its ultrasound ophthalmic products at its 12,173 square foot facility in Lake Success, New York. The Company has achieved ISO13485 certification at all of its manufacturing facilities for all medical devices, ultrasound devices and consumables the Company produces. ISO13845 requires an implemented quality system that applies to product design. These certifications can be obtained only after a complete audit of a company's quality system by an independent outside auditor. These certifications require that facilities undergo periodic reexamination. The Company has obtained European Community certification ("CE") for disposable delivery systems, fiber optic light probes, medical devices and consumables for the diagnosis and monitoring of medical disorders in the areas of diabetes, cardiovascular diseases and hematology, vascular access products and certain ultrasound models.

The manufacture, testing and marketing of each of the Company's products entails risk of product liability. The Company carries product liability insurance to cover primary risk.

Governmental Regulations

The Company's products are subject to stringent ongoing regulation by the FDA and similar health authorities, and if these governmental approvals or clearances of the Company's products are restricted or revoked, the Company could face delays that would impair the Company's ability to generate funds from operations.

The Company has received the necessary FDA and other necessary regulations clearances and approvals for all products that the Company currently markets. The FDA and comparable agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the manufacturing and marketing of pharmaceutical and medical device equipment and related disposables, including the obligation to adhere to the FDA's Good Manufacturing Practice regulations. Compliance with these regulations requires time-consuming detailed validation of manufacturing and quality control practices, FDA periodic inspections and other procedures. If the FDA finds any deficiencies in the validation processes, for example, the FDA may impose restrictions on marketing the specific products until such deficiencies are corrected.

The FDA and similar health authorities in foreign countries extensively regulate the Company's activities. The Company must obtain either 510(K) clearances or pre-market approvals and new drug application approvals prior to marketing a product in the United States. Foreign regulation also requires that the Company obtain other approvals from foreign government agencies prior to the sale of products in those countries. Also, the Company may be required to obtain FDA clearance or approval before exporting a product or device that has not received FDA marketing clearance or approval.

The Company has received CE approval on several of the Company's products that allows the Company to sell the products in the countries comprising the European Community. In addition to the CE mark, some foreign countries require separate individual foreign regulatory clearances.

Marketing and Sales

The ECD business segment sells its products through internal sales and marketing employees located in the United States, France and in the United Kingdom, as well as through a large network of distributors, both domestic and international.

The Sonomed product line is sold through internal sales employees as well as independent sales representatives located in the United States and Europe, to a large network of distributors and directly to medical institutions.

Trek and EMI sell their ophthalmic devices and instruments directly to end users through internal sales and marketing employees located at the Company's Wisconsin and Massachusetts facilities. Sales are primarily made to teaching institutions, key hospitals and eye surgery centers, focusing primarily on physicians and operating room personnel performing vitreoretinal surgery. The EMI product line is sold through internal sales employees and independent sales representatives in the United States.

Service and Support

The Company maintains a full-service program for all products sold. The Company provides limited warranties on all products against defects and performance. Product repairs are made at the Wisconsin facility for surgical devices and EMI devices. Sonomed's products are serviced at the Company's New York facility. Drew's products are serviced at its Dallas, Texas and Barrow-in-Furness, UK facilities.

Patents, Trademarks and Licenses

The pharmaceutical and medical device communities place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes for the purpose of strengthening the Company's position in the market place and protecting the Company's economic interests. The Company's policy is to protect its technology by aggressively obtaining patent protection for substantially all of its developments and products, both in the United States and in selected countries outside the United States. It is the Company's policy to file for patent protection in those foreign countries in which the Company believes such protection is necessary to protect its economic interests. The duration of the Company's patents, trademarks and licenses vary through 2020. The Company has 13 United States patents and 28 patents issued abroad that cover the Company's surgical products and pharmaceutical technology. Drew has approximately 72 patents related to its technology.

The Company intends to vigorously defend its patents if the need arises.

Competition

There are numerous direct and indirect competitors of the Company in the United States and abroad. These competitors include ophthalmic-oriented companies that market a broad portfolio of products, including:

- prescription ophthalmic pharmaceuticals, ophthalmic devices, consumer products and other eye care products;
- large integrated pharmaceutical companies that market a limited number of ophthalmic pharmaceuticals in addition to many other pharmaceuticals;
- and smaller specialty pharmaceutical and biotechnology companies that are engaged in the development and commercialization of prescription ophthalmic pharmaceuticals and products and, to some extent, drug delivery systems. The Company's competitors for medical devices and ophthalmic pharmaceuticals include, but are not limited to, Bausch & Lomb, Inc., Alcon Laboratories, Inc., Paradigm Medical, Inc., Quantel, Inc. and Accutome, Inc.

Several large companies dominate the ophthalmic market, with the balance of the industry being highly fragmented. The Company believes that these large companies capture approximately 85% of the overall ophthalmic market. The balance of the market is comprised of smaller companies ranging from start-up entities to established market players. The ophthalmic market in general is intensely competitive, with each company eager to expand its market share. The Company's strategy is to compete primarily on the basis of technological innovation to which it has proprietary rights. The Company believes, therefore, that its success will depend in large part on protecting its intellectual property through patents and other governmental regulations.

Sonomed's principal competitors are Alcon Laboratories, Inc, Quantel, Inc. and Accutome, Inc. Sonomed has had a leading presence in the ophthalmic ultrasound industry for over 30 years. Management believes that this has helped Sonomed build a reputation as a long-standing operation that provides a quality product, which has enabled the Company to establish effective distribution coverage within the United States market. Various competitors offering similar products at a lower price could threaten Sonomed's market position. The development of laser technologies for ophthalmic biometrics and imaging may also diminish the Company's market position. This equipment can be used instead of ultrasound equipment in most, but not all, patients. Such equipment, however, is more expensive.

Trek and EMI sell a broad range of ophthalmic surgical and diagnostic products. The more significant products are ISPAN® gases and delivery systems. Trek and EMI also manufacture various ophthalmic surgical products for major ophthalmic companies to be sold under their names. To remain competitive, the Company needs to maintain a low-cost operation. There are numerous other companies that can provide this manufacturing service. There are a variety of other devices that directly compete with the camera back marketed by EMI.

Drew is a diagnostics company specializing in the design, manufacture and distribution of instruments for blood cell counting and blood analysis. Drew is focused on the market for the physician office and veterinary office laboratories. Drew's principal competition is Beckman Coulter and Bayer Diagnostics in the human market and IDDEX in the veterinary market. Currently Drew has only a nominal share of these markets, and the Company will seek to increase Drew's market share. The Company's strategy is to market instruments and consumables that are competitive for the low volume users in the domestic and overseas markets. Drew's success will depend on its ability to enhance its current product range and control its production costs. Drew recognizes that other companies may adopt similar strategies which could hinder Drew's ability to increase market share.

Human Resources

As of June 30, 2011, the Company employed 158 employees. Of these employees, 83 of the Company's employees are employed in manufacturing, 36 are employed in general and administrative positions, 29 are employed in sales and marketing and 10 are employed in research and development. The Company's employees are not covered by a collective bargaining agreement, and the Company considers its relationship with its employees to be good.

ITEM 1A. RISK FACTORS

Cautionary Factors That May Affect Future Results

Certain statements contained in, or incorporated by reference in, this report are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "possible," "project," "should," "will," "would," "seek," and similar words or expressions. The Company's forward-looking statements include certain information relating to general business strategy, growth strategies, financial results, liquidity, product development, the introduction of new products, the enhancement of existing products, the potential markets and uses for the Company's products, the Company's regulatory filings with the FDA, acquisitions, the development of joint venture opportunities, intellectual property and patent protection and infringement, the loss of revenue due to the expiration on termination of certain agreements, the effect of competition on the structure of the markets in which the Company competes, increased legal, accounting and Sarbanes-Oxley compliance costs, defending the Company in litigation matters and the Company's cost-saving initiatives. The reader must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by assumptions that fail to materialize as anticipated. Consequently, no forward-looking statement can be guaranteed, and actual results may vary materially. It is not possible to foresee or identify all factors affecting the Company's forward-looking statements, and the reader therefore should not consider the following list of risk factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

The Company cautions the reader to consider carefully these factors as well as the specific factors discussed with each specific forward-looking statement in this Form 10-K annual report and in the Company's other filings with the Securities and Exchange Commission (the "SEC"). In some cases, these factors have impacted, and in the future (together with other unknown factors) could impact, the Company's ability to implement the Company's business strategy and may cause actual results to differ materially from those contemplated by such forward-looking statements. Any expectation, estimate or projection contained in a forward-looking statement may not be achieved.

The Company also cautions the reader that forward-looking statements speak only as of the date made. The Company undertakes no obligation to update any forward-looking statement, but investors are advised to consult any further disclosures by the Company on this subject in the Company's filings with the SEC. Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the Company's forward-looking statements, the material factors include, without limitation, the following:

Due to the Company's history of operating losses, the Company's auditors are uncertain that the Company will be able to continue as a going concern.

The financial statements included in this report have been prepared assuming that the Company will continue as a going concern. The independent auditors' report issued in conjunction with the financial statements for the year ended June 30, 2011 contains an explanatory paragraph indicating that certain matters (see footnote 1 to the Consolidated Financial Statements) raise substantial doubt about the Company's ability to continue as a going concern. The Company cannot guarantee that it can generate net income, increase revenues or successfully expand its operations in the future, and if it cannot do so, the Company may not be able to survive, and any investment in the Company may be lost.

The Company continues to operate under an austerity plan to stem the recurring losses at Drew (see footnote 16 of the June 30, 2011 consolidated financial statements for additional information on the austerity plan). If the Company is unable to achieve improvement in this area in the near term, it is not likely that the Company's existing cash and cash flow from operations will be sufficient to fund activities throughout the next 6 to 12 months without curtailing certain business activities. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of other factors, including the factors discussed in these risk factors.

Because the Company's auditors have expressed a going concern qualification, the Company's ability to obtain additional financing could be adversely affected.

Because of continued losses, negative cash flows and debt payments, the Company has included going concern disclosure in Note 1 to its consolidated financial statements included in this report, addressing substantial doubt about the Company's ability to continue as a going concern. This going concern disclosure could adversely affect the Company's ability to obtain favorable financing terms in the future or to obtain any additional financing if needed. If the Company raises funds in the future, it may be required to raise those funds through public or private financings, strategic relationships or other arrangements at prices or other terms that may not be as favorable as they would absent such qualification. The sale of additional equity and debt securities may result in additional dilution to the Company's stockholders. Additional financing may not be available in amounts or on terms acceptable to the Company or at all.

The Company continues to have recurring losses from prior acquisitions.

The Company has incurred recurring operating losses and negative cash flows from operating activities related to its Drew division, which includes Biocode. The Company is experiencing lower than expected sales from Biocode related to reduced instrument sales due to a change in French law favoring large labs where our instruments cannot compete effectively. The Company believes that this change in the law will materially affect future instrument sales in France. For the year ended June 30, 2011, Biocode generated a net loss of $1,200,000. Also, since the acquisition of Drew the Company loaned approximately $29.5 million to Drew, and during fiscal year ended June 30, 2011 invested additional capital in Biocode of approximately $400,000. The funds were primarily used to procure components to build up inventory to support the manufacturing process, to pay off accounts payable and debt of Drew, and to expand the sales and marketing and research and development efforts, to fund new product development and underwrite operating losses since its acquisition. The Company cannot rule out that further working capital will be required by Drew and Biocode. If the Company does not realize the expected benefits or synergies of such transactions, the Company's consolidated financial position, results of operations and stock price will be negatively impacted.

Any acquisitions, strategic alliances, joint ventures and divestitures that the Company effects could result in financial results that differ from market expectations.

In the normal course of business, the Company engages in discussions with third parties regarding possible acquisitions, strategic alliances, joint ventures and divestitures. As a result of any such transactions, the Company's financial results may differ from the investment community's expectations in a given quarter. In addition, acquisitions and alliances may require the Company to integrate a different company culture, management team, business infrastructure, accounting systems and financial reporting systems. The Company may not be able to effect any such acquisitions or alliances. The Company may have difficulty developing, manufacturing and marketing the products of a newly acquired business in a way that enhances the performance of the Company's combined businesses or product lines to realize the value from any expected synergies. Depending on the size and complexity of an acquisition, the Company's successful integration of the entity depends on a variety of factors, including the retention of key employees and the management of facilities and employees in separate geographical areas. These efforts require varying levels of management resources, which may divert the Company's attention from other business operations. Also, the Company's results may be adversely impacted because of acquisition-related costs, amortization costs for certain intangible assets and impairment losses related to goodwill in connection with such transactions. Finally, acquisitions or alliances by the Company may not occur, which could impair the Company's growth.

The Company's results fluctuate from quarter to quarter.

The Company has experienced quarterly fluctuations in operating results and anticipates continued fluctuations in the future. A number of factors contribute to these fluctuations:

- Acquisitions, such as Drew, JAS and certain assets of Biocode and subsequent integration of the acquired business;
- The timing and expense of new product introductions by the Company or its competitors, although the Company might not successfully develop new products and any such new products may not gain market acceptance;
- The cancellation or delays in the purchase of the Company's products;
- Fluctuations in customer demand for the Company's products;
- Changes in domestic and foreign regulations;
- The gain or loss of significant customers;
- Changes in the mix of products sold by the Company;
- Competitive pressures on prices at which the Company can sell its products;
- Announcements of new strategic relationships by the Company or its competitors;
- Fluctuations in royalty income;

- Litigation costs and settlements; and
- General economic conditions and other external factors such as energy costs.

The Company sets its spending levels in advance of each quarter based, in part, on the Company's expectations of product orders and shipments during that quarter. A shortfall in revenue, therefore, in any particular quarter as compared to the Company's plan could have a material adverse impact on the Company's results of operations and cash flows. Also, the Company's quarterly results could fluctuate due to general market conditions in the healthcare industry or global economy generally, or market volatility unrelated to the Company's business and operating results.

The Company's cost saving initiatives may not be effective, and the Company's ability to develop products could be adversely affected by reduced research and development.

The Company continues to undertake cost-saving initiatives that may not be effective in returning the Company to profitability. If these initiatives are insufficient, additional measures may be necessary. The cost savings initiatives include a reduction in research and development expenses, which could hinder the Company's ability to update or introduce new products.

Failure of the market to accept the Company's products could adversely impact the Company's business and financial condition.

The Company's business and financial condition will depend in part upon the market acceptance of the Company's products. The Company's products may not achieve market acceptance. Market acceptance depends on a number of factors including:

- The price of the products;
- The continued receipt of regulatory approvals for multiple indications;
- The establishment and demonstration of the clinical safety and efficacy of the Company's products; and
- The advantages of the Company's products over those marketed by the Company's competitors.

Any failure to achieve significant market acceptance of the Company's products will have a material adverse impact on the Company's business.

The Company's products are subject to stringent ongoing regulation by the FDA and similar domestic and foreign health care regulatory authorities, and if the regulatory approvals or clearances of the Company's products are restricted or revoked, the Company could face delays that would impair the Company's ability to generate funds from operations.

The FDA and similar health care regulatory authorities in foreign countries extensively regulate the Company's activities. The Company must obtain either 510(K) clearances or pre-market approvals and new drug application approvals prior to marketing any products in the United States. Foreign regulation also requires that the Company obtain other approvals from foreign government agencies prior to the sale of products in those countries. Also, the Company may be required to obtain FDA approval before exporting a product or device that has not received FDA marketing clearance or approval.

The Company has received the necessary FDA approvals for all products that the Company currently markets in the United States. Any restrictions on or revocation of the FDA approvals and clearances that the Company has obtained, however, would prevent the continued marketing of the impacted products and other devices. The restrictions or revocations could result from the discovery of previously unknown problems with the product. Consequently, FDA revocation would impair the Company's ability to generate funds from operations.

The FDA and comparable agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the manufacturing and marketing of pharmaceutical and medical device equipment and related disposables, including the obligation to adhere to the FDA's Good Manufacturing Practice regulations. Compliance with these regulations requires time-consuming detailed validation of manufacturing and quality control processes, FDA periodic inspections and other procedures. If the FDA finds any deficiencies in the validation processes, for example, the FDA may impose restrictions on marketing the specific products until such deficiencies are corrected.

The Company has received CE approval on several of the Company's products that allows the Company to sell the products in the countries comprising the European Community. In addition to the CE mark, however, some foreign countries may require separate individual foreign regulatory clearances. The Company may not be able to obtain regulatory clearances for other products in the United States or foreign markets.

The process for obtaining regulatory clearances and approvals underlying clinical studies for any new products or devices and for multiple indications for existing products is lengthy and will require substantial commitments of Company's financial resources and Company's management's time and effort. Any delay in obtaining clearances or approvals or any changes in existing regulatory requirements would materially adversely impact the Company's business.

The Company's failure to comply with the applicable regulations would subject the Company to fines, delays or suspensions of approvals or clearances, seizures or recalls of products, operating restrictions, injunctions or civil or criminal penalties, which would adversely impact the Company's business, financial condition and results of operations.

The success of products with which the Company's products compete could have an adverse impact on the Company's business.

The Company faces intense competition in the medical device and pharmaceutical markets, which are characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Many of the Company's competitors have substantially greater financial, technical, marketing, distribution and other resources. The Company's strategy is to compete primarily on the basis of technological innovation, reliability, quality and price of the Company's products. Without timely introductions of new products and enhancements, the Company's products will become technologically obsolete over time, in which case the Company's revenues and operating results would suffer. The success of the Company's new product offerings will depend on several factors, including the Company's ability to:

- Properly identify customer needs;
- Innovate and develop new technologies, services and applications;
- Establish adequate product distribution coverage;
- Obtain and maintain required regulatory approvals from the FDA and other regulatory agencies;
- Protect the Company's intellectual property;
- Successfully commercialize new technologies in a timely manner;
- Manufacture and deliver the Company's products in sufficient volumes on time;
- Differentiate the Company's offerings from the offerings of the Company's competitors;
- Price the Company's products competitively;
- Anticipate competitors' announcements of new products, services or technological innovations; and
- Anticipate general market and economic conditions.

The Company may not be able to compete effectively in the competitive environments in which the Company operates.

The Company's products employ proprietary technology, and this technology may infringe on the intellectual property rights of third parties.

The Company holds several United States and foreign patents for the Company's products. Other parties, however, hold patents relating to similar products and technologies. If patents held by others were adjudged valid and interpreted broadly in an adversarial proceeding, the court or agency could deem them to cover one or more aspects of the Company's products or procedures. Any claims for patent infringements or claims by the Company for patent enforcement would consume time, result in costly litigation, divert technical and management personnel or require the Company to develop non-infringing technology or enter into royalty or licensing agreements. The Company may become subject to one or more claims for patent infringement. The Company may not prevail in any such action, and the Company's patents may not afford protection against competitors with similar technology.

If a court determines that any of the Company's products infringes, directly or indirectly, on a patent in a particular market, the court may enjoin the Company from making, using or selling the product. Furthermore, the Company may be required to pay damages or obtain a royalty-bearing license, if available, on acceptable terms.

Lack of availability of key system components could result in delays, increased costs or costly redesign of the Company's products.

Although some of the parts and components used to manufacture the Company's products are available from multiple sources, the Company currently purchases most of the Company's components from single sources in an effort to obtain volume discounts. Lack of availability of any of these parts and components could result in production delays, increased costs or costly redesign of the Company's products. Any loss of availability of an essential component could result in a material adverse change to the Company's business, financial condition and results of operations. Some of the Company's suppliers are subject to the FDA's Good Manufacturing Practice regulations. Failure of these suppliers to comply with these regulations could result in the delay or limitation of the supply of parts or components to the Company, which would adversely impact the Company's financial condition and results of operations.

The Company's ability to market or sell the Company's products may be adversely impacted by limitations on reimbursements by government programs, private insurance plans and other third party payers.

The Company's customers bill various third party payers, including government programs and private insurance plans, for the health care services provided to their patients. Third party payers may reimburse the customer, usually at a fixed rate based on the procedure performed, or may deny reimbursement if they determine that the use of the Company's products was elective, unnecessary, inappropriate, not cost-effective, experimental or used for a non-approved indication. Third party payers may deny reimbursement notwithstanding FDA approval or clearance of a product and may challenge the prices charged for the medical products and services. The Company's ability to sell the Company's products on a profitable basis may be adversely impacted by denials of reimbursement or limitations on reimbursement, compared with reimbursement available for competitive products and procedures. New legislation that further reduces reimbursements under the capital cost pass-through system utilized in connection with the Medicare program could also adversely impact the marketing of the Company's products.

Future legislation or changes in government programs may adversely impact the market for the Company's products.

From time to time, the federal government and Congress have made proposals to change aspects of the delivery and financing of health care services. The Company cannot predict what form any future legislation may take or its impact on the Company's business. Legislation that sets price limits and utilization controls adversely impact the rate of growth of the markets in which the Company participates. If any future health care legislation were to adversely impact those markets, the Company's product marketing could also suffer, which would adversely impact the Company's business.

The Company may become involved in product liability litigation, which may subject the Company to liability and divert management attention.

The testing and marketing of the Company's products entails an inherent risk of product liability, resulting in claims based upon injuries or alleged injuries or a failure to diagnose associated with a product defect. Some of these injuries may not become evident for a number of years. Although the Company is not currently involved in any product liability litigation, the Company may be party to litigation in the future as a result of an alleged claim. Litigation, regardless of the merits of the claim or outcome, could consume a great deal of the Company's time and attention away from the Company's core businesses. The Company maintains limited product liability insurance coverage of $1,000,000 per occurrence and $2,000,000 in the aggregate, with umbrella policy coverage of $5,000,000 in excess of such amounts. A successful product liability claim in excess of any insurance coverage may adversely impact the Company's financial condition and results of operations. The Company's product liability insurance coverage may not continue to be available to the Company in the future on reasonable terms or at all.

The Company's international operations could be adversely impacted by changes in laws or policies of foreign governmental agencies and social and economic conditions in the countries in which the Company operates.

The Company derives a portion of its revenue from sales outside the United States. Changes in the laws or policies of governmental agencies, as well as social and economic conditions, in the countries in which the Company operates could impact the Company's business in these countries and the Company's results of operations. Also, economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates, and competitive factors such as price competition, business combinations of competitors or a decline in industry sales from continued economic weakness, both in the United States and other countries in which the Company conducts business, could adversely impact the Company's results of operations. The Company is experiencing lower than expected sales from Biocode related to reduced instrument sales due to a change in French law favoring large labs. Biocode's instruments are designed for small labs; the change in the law requires all of France's smaller labs to consolidate into much larger regional labs. These regional labs will need much larger and faster instruments than those provided by Biocode. The Company believes that this change in the law will materially affect future instrument sales in France.

The Company is dependent on its management and key personnel to succeed.

The Company's principal executive officers and technical personnel have extensive experience with the Company's products, the Company's research and development efforts, the development of marketing and sales programs and the necessary support services to be provided to the Company's customers. Also, the Company competes with other companies, universities, research entities and other organizations to attract and retain qualified personnel. The loss of the services of any of the Company's executive officers or other technical personnel, or the Company's failure to attract and retain other skilled and experienced personnel, could have a material adverse impact on the Company's ability to maintain or expand businesses.

The market price of the Company's stock has historically been volatile, and the Company has not paid cash dividends.

The volatility of the Company's common stock imposes a greater risk of capital losses on shareholders as compared to less volatile stocks. In addition, such volatility makes it difficult to ascribe a stable valuation to a shareholder's holdings of the Company's common stock. The following factors have and may continue to have a significant impact on the market price of the Company's common stock:

- Acquisitions, strategic alliances, joint ventures and divestitures that the Company effects, if any;

- Announcements of technological innovations;
- Changes in marketing, product pricing and sales strategies or new products by the Company's competitors;
- Changes in domestic or foreign governmental regulations or regulatory requirements; and
- Developments or disputes relating to patent or proprietary rights and public concern as to the safety and efficacy of the procedures for which the Company's products are used.

Moreover, the possibility exists that the stock market, and in particular the securities of technology companies such as the Company, could experience extreme price and volume fluctuations unrelated to operating performance.

The Company has not paid cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.

The impact of terrorism or acts of war could have a material adverse impact on the Company's business.

Terrorist acts or acts of war, whether in the United States or abroad, could cause damage or disruption to the Company's operations, its suppliers, channels to market or customers, or could cause costs to increase, or create political or economic instability, any of which could have a material adverse impact on the Company's business.

The Company's charter documents and Pennsylvania law may inhibit a takeover.

Certain provisions of Pennsylvania law and the Company's Bylaws could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. These provisions could limit the share price that certain investors might be willing to pay in the future for shares of the Company's common stock. The Company's Board of Directors is divided into three classes, with directors in each class elected for three-year terms. The Bylaws impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. The Company's Board of Directors may issue shares of preferred stock without shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board may determine. The rights of the holders of common stock will be subject to, and may be adversely impacted by, the rights of the holders of any preferred stock that may be issued in the future. The Company has no current plans to issue any shares of preferred stock.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with United States GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse effect on the Company's business, financial position and operating results.

The consolidated financial statements included in the periodic reports the Company files with the SEC are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and inventories and related valuation allowances, revenues, expenses and income. This includes estimates, judgments and assumptions for assessing the recoverability of the Company's goodwill and other intangible assets, pursuant to Financial Accounting Standards Board ("FASB") issued authoritative guidance. If any estimates, judgments or assumptions change in the future, the Company may be required to record additional expenses or impairment charges. Any resulting expense or impairment loss would be recorded as a charge against our earnings and could have a material adverse impact on our financial condition and operating results. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets (including goodwill and other intangible assets), liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on the Company's financial position and operating results.

On an on-going basis, the Company evaluates its estimates, including, among others, those relating to:

- sales returns;
- allowances for doubtful accounts;
- inventories and related valuation allowances;
- intangible assets and goodwill;
- income and other tax accruals;
- deferred tax asset valuation allowances;
- sales discounts;
- warranty obligations; and
- contingencies and litigation.

The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company's assumptions and estimates may, however, prove to have been incorrect and the Company's actual results may differ from these estimates under different assumptions or conditions. While the Company believes the assumptions and estimates it makes are reasonable, any changes to the Company's assumptions or estimates, or any actual results which differ from the Company's assumptions or estimates, could have a material adverse effect on the Company's financial position and operating results.

Healthcare policy changes, including pending proposals to reform the U.S. healthcare system, may have a material adverse effect on the Company.

Healthcare costs have risen significantly over the past decade. There have been and continue to be proposals by legislators, regulators and third-party payors to keep these costs down. Certain proposals, if passed, would impose limitations on the prices the Company will be able to charge for the Company's products, or the amounts of reimbursement available for its products from governmental agencies or third-party payers. These limitations could have a material adverse effect on the Company's financial position and results of operations.

Changes in the healthcare industry in the U.S. and elsewhere could adversely affect the demand for the Company's products as well as the way in which the Company conducts the Company's business. On March 23, 2010, health reform legislation was approved by Congress and has been signed into law. The reform legislation provides that most individuals must have health insurance, will establish new regulations on health plans, and create insurance pooling mechanisms and other expanded public health care measures.

The Company anticipates that out of the reform legislation will come a reduction in Medicare spending on services provided by hospitals and other providers and a form of sales or excise tax on the medical device manufacturing sector. Various healthcare reform proposals have also emerged at the state level. The Company cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on the Company. However, an expansion in government's role in the U.S. healthcare industry may lower reimbursements for the Company's products, reduce medical procedure volumes and adversely affect the Company's business, possibly materially. In addition, if the excise taxes contained in the House or Senate health reform bills are enacted into law, the Company's operating expenses resulting from such an excise tax and results of operations would be materially and adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company does not believe there are any unresolved SEC staff comments.

ITEM 2. PROPERTIES

The Company currently leases an aggregate of 114,844 square feet of space for its (i) corporate offices in Wayne, Pennsylvania, (ii) Drew's administrative offices and/or manufacturing facilities in Barrow-in-Furness, United Kingdom, Dallas, Texas, Rennes, France (BioCode), Miami, Florida (JAS) and Waterford, Connecticut, (iii) Sonomed has a manufacturing facility in Lake Success, New York, and (iv) Trek's distribution facility in New Berlin, Wisconsin, and (v) EMI's product design and development facility in Lawrence, Massachusetts. The corporate office lease in Pennsylvania is comprised of 5,854 square feet and expires in July 2013. The facility in the United Kingdom is comprised of 2,508 square feet whose lease expired in January 2011 and is now a month to month lease. The facility in Texas is comprised of 22,992 square feet whose lease expires in March 2014. The facility in Rennes is comprised of 31,215 square feet and expires in December 2017. The Miami facility lease is comprised of 20,000 square feet and expires in December 2013. The Connecticut facility lease is comprised of 3,150 square feet and expires in November 2017. The New York facility lease covering 12,173 square feet expires in August 2017. The Wisconsin lease, covering 13,500 square feet of space expires in December 2015. The Massachusetts lease, covering 3,452 square feet is a month to month lease. Annual rent under all of the Company's property lease arrangements was approximately $978,000 for the year ended June 30, 2011.

ITEM 3. LEGAL PROCEEDINGS

The Company, from time to time is involved in various legal proceedings and disputes that arise in the normal course of business. These matters have previously and could pertain to intellectual property disputes, commercial contract disputes, employment disputes, and other matters. The Company does not believe that the resolution of any of these matters has had or is likely to have a material adverse impact on the Company's business, financial condition or results of operations.

ITEM 4. (Removed and Reserved)

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the NASDAQ Capital Market under the symbol "ESMC." The table below sets forth, for the periods indicated, the high and low sales prices as quoted on the NASDAQ Capital Market.

	High	Low
Fiscal year ended June 30, 2011		
Quarter ended September 30, 2010	$1.85	$1.45
Quarter ended December 31, 2010	$1.59	$1.25
Quarter ended March 31, 2011	$1.78	$0.68
Quarter ended June 30, 2011	$1.38	$0.85
Fiscal year ended June 30, 2010		
Quarter ended September 30, 2009	$2.35	$1.73
Quarter ended December 31, 2009	$2.20	$1.45
Quarter ended March 31, 2010	$1.90	$1.43
Quarter ended June 30, 2010	$1.97	$1.43

As of September 27, 2011, there were 1,740 holders of record of the Company's common stock. On September 27, 2011 the closing price of the Company's Common Stock as reported by the NASDAQ Capital Market was $1.15 per share.

The Company has never declared or paid a cash dividend on its common stock and presently intends to retain any future earnings to finance future growth and working capital needs.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the consolidated financial statements and notes thereto and other financial information contained elsewhere in this Form 10-K and the discussion under "Risk Factors" included in Item IA of this Form 10-K.

The Company's continuing operations is primarily in three business segments. Sonomed-Escalon, ECD and Escalon Medical Corp. Certain assets of the Vascular business were sold for $5,750,000 on April 30, 2010 to Vascular Solutions, Inc. (see footnote 12 of the Company's June 30, 2011 annual consolidated financial statements for additional information).

ECD is a diagnostics company specializing in the design, manufacture and distribution of instruments for blood cell counting and blood analysis. ECD is focused on providing instrumentation and consumables for the physician office and veterinary office laboratories. ECD also supplies the reagent and other consumable materials needed to operate the instruments. ECD added to its reagent business with the May 29, 2008 purchase of JAS and the December 31, 2008 acquisition of certain assets of BioCode.

Sonomed-Escalon segment consists of the operations of Sonomed, EMI, and Trek. Sonomed develops, manufactures and markets ultrasound systems used for diagnosis or biometric applications in ophthalmology. Trek develops, manufactures and distributes ophthalmic surgical products under the Trek Medical Products names. EMI manufactures and markets digital camera systems for ophthalmic fundus photography.

For a more complete description of these businesses and their products, see Item 1—Description of Business.

Certain assets of the Vascular business were sold for $5,750,000 on April 30, 2010 to Vascular Solutions, Inc. (see footnote 12 of the Company's June 30, 2011 annual consolidated financial statements for additional information).

Prior to its sale on April 30, 2010, Vascular developed, manufactured and marketed vascular access products.

Executive Overview—Fiscal Years Ended June 30, 2011 and 2010

The following highlights are discussed in further detail within this Form 10-K. The reader is encouraged to read this Form 10-K in its entirety to gain a more complete understanding of factors impacting Company performance and financial condition.

- Product revenue from continuing operations decreased approximately $713,000 or 2.3% during fiscal year ended June 30, 2011 as compared to the prior fiscal year. The decrease is primarily related to decreased sales in the Company's ECD segment which decreased approximately 6.8%, offset by sales increases in the Sonomed-Escalon segment of 5.5%.
- Other revenue from continuing operations decreased approximately $985,000 or 100 % during the fiscal year ended June 30, 2011, as compared to the prior fiscal year. The company received royalty income from licensing of certain Biocode technology to TECOM for $888,000 in fiscal year 2010, and the Company did not continue to receive royalties in fiscal year 2011. Biocode has fulfilled all of its responsibilities under the contract and has recognized the remaining contract amount in other revenue during the year ended June 30, 2010.
- Cost of goods sold as a percentage of product revenue from continuing operations increased to approximately 59.7% of product revenues during the fiscal year ended June 30, 2011, as compared to approximately 56.9% of product revenue for the prior fiscal year.
- Operating expenses decreased approximately 3.7% during the fiscal year ended June 30, 2011 as compared to the prior fiscal year. This was due to decreased marketing, general and administrative expenses of 2.3% and a decrease of 15.4% in research and development related to the completion of research and development projects in the prior year at both ECD and Sonomed-Escalon.

Results of Operations

Fiscal Years Ended June 30, 2011 and 2010

The following table shows consolidated product revenue by business segment, as well as identifying trends in business segment product revenues for the fiscal years ended June 30, 2011 and 2010. Table amounts are in thousands:

	Fiscal Years Ended June 30,		
	2011	2010	% Change
Product Revenue:			
ECD	$18,077	$19,403	-6.8%
Sonomed Escalon	11,867	11,254	5.5%
Total	**$29,944**	**$30,657**	**-2.3%**

Consolidated product revenue from continuing operations decreased approximately $713,000 or 2.3%, to $29,944,000 during the year ended June 30, 2011 as compared to the last fiscal year.

In the ECD segment, product revenue decreased $1,326,000 or 6.8%, as compared to last fiscal year. The decrease is related to a decrease in revenue at the Biocode facility related to a change in French law that requires all of the country's labs to consolidate into large regional labs. ECD's instruments are not suitable for large labs so the Company anticipates that instrument revenue in France will continue to significantly decline. In addition, there was a decrease in PDQ instrument sales during the current period as Drew discontinued its manufacturing agreement for this aging instrument and a decrease in DREW3 instruments during the current period as compared to the same period last year.

In the Sonomed-Escalon segment, product revenue increased $613,000, or 5.5%, to $11,867,000 during the year ended June 30, 2011, as compared to the last fiscal year. The increase in revenue is attributed to the increased sales in Sonomed's ultrasound products of $829,000 related to increased demand in both domestic and international markets, an increase in Trek's surgical and gas products of $83,000, offset by a decrease of $299,000 in EMI's digital imaging camera's and AXIS image management systems. While the AXIS system has been well accepted in the market place, it appears to have a much longer selling cycle than originally envisioned. The decrease in the traditional digital imaging system along with the extended sales cycle of the AXIS product caused management to re-evaluate the goodwill recorded on EMI's financial statements during the third quarter of the current fiscal year. This evaluation resulted in the write-off of EMI's goodwill during the year ended June 30, 2011 (see footnote 4 of the consolidated financial statements dated June 30, 2011).

The following table presents consolidated other revenue from continuing operations by reportable business segment for the fiscal years ended June 30, 2011 and 2010. Table amounts are in thousands:

	Fiscal Years Ended June 30,		
	2011	2010	% Change
Other Revenue:			
ECD	$ 0	$985	-100.0%
Sonomed-Escalon	0	0	0.0%
Total	**$ 0**	**$985**	**-100.0%**

Consolidated other revenue from continuing operations decreased approximately $985,000 or 100% during the fiscal year ended June 30, 2011, as compared to the prior fiscal year. The Company received royalty income from licensing of certain Biocode technology to TECOM for $888,000 in fiscal year 2010, and the Company did not continue to receive royalties in fiscal year 2011. Biocode has fulfilled all of its responsibilities under the contract and has recognized the remaining contract amount in other revenue during the year ended June 30, 2010.

The following table presents consolidated cost of goods sold by reportable business segment and as a percentage of related segment product revenues for the fiscal years ended June 30, 2011 and 2010. Table amounts are in thousands:

	Fiscal Years Ended June 30,			
	2011	%	2010	%
Cost of Goods Sold:				
ECD	$11,398	63.1%	$11,137	57.4%
Sonomed-Escalon	6,475	54.6%	6,305	56.0%
Total	**$17,873**	**59.7%**	**$17,442**	**56.9%**

Consolidated cost of goods sold from continuing operations totaled approximately $17,873,000, or 59.7%, of product revenue from continuing operations, for the fiscal year ended June 30, 2011, as compared to $17,442,000, or 56.9%, of product revenue from continuing operations, for the prior fiscal year.

Cost of goods sold in the ECD segment totaled $11,398,000, or 63.1% of product revenue for the fiscal year ended June 30, 2011 as compared to $11,137,000, or 57.4% of product revenue, for the prior fiscal year. The increase in cost of goods sold as percentage of revenue is related to the write-off of inventories of approximately $620,000, of which approximately $500,000 of the write-off was related to writing down the cost of the Trilogy instrument to its net realizable value. Trilogy sales have continued to decline and prospects for future sales are not good as it was never fully accepted in the marketplace. The remaining $120,000 write down is related to instruments in France that are impaired due to the change in French law that requires labs in France to consolidate into large regional labs. In addition, margins have been compressed due to increased production costs at our Dallas facility. The Company decided in June 2011 that it would close its manufacturing facility in Dallas and outsource certain instruments historically manufactured in Dallas. The Company anticipates ceasing manufacturing activities in Dallas by September 30, 2011 (see footnote 16 of the consolidated financial statements dated June 30, 2011).

Cost of goods sold in the Sonomed-Escalon business segment totaled $6,475,000, or 54.6% of product revenue, for the fiscal year ended June 30, 2011 as compared to $6,305,000, or 56.0% of product revenue, for the prior fiscal year. The modest decrease of 1.4% in cost of goods sold as a percentage of revenue is due mainly to the product mix sold during the current period with increased sales in the higher margin PacScan Plus and an increase in higher margin domestic sales.

The following table presents consolidated marketing, general and administrative expenses as well as identifying trends in business segment marketing, general and administrative expenses for the fiscal years ended June 30, 2011 and 2010. Table amounts are in thousands:

	Fiscal Years Ended June 30,		
	2011	2010	% Change
Marketing, General and Administrative:			
ECD	$ 9,435	$10,285	-8.3%
Sonomed-Escalon	2,822	2,531	11.5%
Escalon Medical	3,077	2,877	7.0%
Total	**$15,334**	**$15,693**	**-2.3%**

Consolidated marketing, general and administrative expenses from continuing operations decreased $359,000, or 2.3%, to $15,334,000 during the fiscal year ended June 30, 2011 as compared to the prior fiscal year.

Marketing, general and administrative expenses in the ECD business segment decreased $850,000, or 8.3%, to $9,435,000 as compared to the same period last fiscal year. The continued decrease is related to the ongoing implementation of an austerity plan concerning our Dallas facility. Over the past two years the headcount at our Dallas facility has steadily declined due to absorbing certain general and administrative functions at Drew's Miami location. In addition, during June 2011 it was decided that all manufacturing operations at our Dallas facility will be outsourced and the facility in Dallas will be closed on or about September 30, 2011. It is anticipated that this closure will provide significant saving in general and administrative expenses in the coming year.

Marketing, general and administrative expenses in the Sonomed-Escalon business segment increased $291,000, or 11.5%, to $2,822,000 as compared to the same period last fiscal year. The increase is due to an increase in payroll, travel, exhibits, and expenses related to the re-branding of Sonomed, EMI and Trek under the Sonomed-Escalon name.

Marketing, general and administrative expenses in the corporate increased $201,000, or 7%, to $3,077,000 as compared to the same period last fiscal year. The increase is due to an increase in consulting, legal, office rent, medical insurance and payroll expense.

The following table presents consolidated research and development expenses from continuing operations by reportable business segment and as a percentage of related segment product revenues for the fiscal years ended June 30, 2011 and 2010. The Company is including redesignated reporting segments beginning with this Form 10K, this prior period segment information has been reclassified to conform with the current year presentation.

Table amounts are in thousands:

		Fiscal Years Ended June 30,	
	2011	2010	% Change
Research and Development:			
ECD	$ 726	$ 957	-24.1%
Sonomed Escalon	877	937	-6.4%
Total	**$1,603**	**$ 1,894**	-15.4%

Consolidated research and development expenses from continuing operations decreased $291,000, or 15.4%, to $1,603,000 during the fiscal year ended June 30, 2011 as compared to the prior fiscal year. Research and development expenses were primarily expenses associated with the planned introduction of new or enhanced products in the ECD and Sonomed-Escalon business units.

Research and development expenses in the ECD business segment decreased $231,000, or 24.1%, to $726,000. The reduction is related to the completion of Drew's new diabetes instrument the DS-360 in January 2011. Under the austerity plan there will no longer be any research and development performed at our Dallas facility. All future research projects will be outsourced on an as needed basis.

Research and development expenses in the Sonomed-Escalon segment decreased $60,000, or 6.4%, to $877,000 as compared to the last fiscal year. The decrease is related to the completion of the PacScan Plus and the Master Vu A products and the decision to suspend further work on the VuMax III, offset by increased research and development expense related to the continued upgrading of our digital imaging product offering.

For the years ended June 30, 2011 and 2010 the Company had net income from discontinued operations of $168,193 and $3,474,351, respectively. The current year amount was generated from a supply agreement with Vascular Solutions, Inc. The prior year amount included a gain on the sale of certain vascular assets of $3,493,311.

The Company recognized a loss of approximately $70,000 and $75,000 related to its investment in Ocular Telehealth Management ("OTM") during the fiscal years ended June 30, 2011 and 2010 respectively. Commencing July 1, 2005, the Company began recognizing all of the losses of OTM in its consolidated financial statements. OTM is an early stage privately held company. Prior to July 1, 2005, the share of OTM's loss recognized by the Company was in direct proportion to the Company's ownership equity in OTM. OTM began operations during the three-month period ended September 30, 2004. (See note 14 of the notes to June 30, 2011 consolidated financial statements.)

Interest expense was $324,000 and $427,000 for the fiscal years ended June 30, 2011 and 2010, respectively. The decrease is related to payment and restructuring of debt.

Goodwill Impairment-EMI

At March 31, 2011 management became concerned about EMI's performance year to date as compared to our projected budget. The projected budget included sales related to EMI's new image management system, Axis, as well as traditional legacy digital imaging systems. A significant portion of the Axis product target market represents institutions requiring large-scale, multi-instrument solutions, which has resulted in a much longer sales cycle than we had originally envisioned. While the feedback from initial and potential customers of the Axis product has been positive, converting this interest into sales has not materialized to date at the levels we had originally projected.

EMI has also encountered unexpected lagging demand for its legacy digital imaging systems primarily due to institutions allocating a disproportionate level of their capital budgets toward purchasing Optical Coherence Tomography ("OCT") devices. It was anticipated that the emerging OCT technology would erode legacy digital imaging product sales due to competition for budgetary resources; however, the level has been greater than originally expected and not reflected in our original projections. OCT and digital imaging technologies are complementary and it is not known whether or for how long the lower available capital budgets for digital imaging will continue. These events will negatively affect the evaluation of the future operating results and cash flows of EMI.

The Company typically tests goodwill for possible impairment on an annual basis at June 30, and at any other time events occur or circumstances indicate that the carrying amount of goodwill may be impaired. Management determined that the events discussed above warranted performing an interim test of goodwill for possible impairment during the quarter ended March 31, 2011.

The first step of the FASB ASC 350 impairment analysis consists of a comparison of the fair value of the reporting segment with its carrying amount, including the goodwill. The fair value was determined based on the income approach, which estimates the fair value based on the future discounted cash flows. Under the income approach, the Company assumed, with respect to EMI, a forecasted cash flow period of five years, long-term annual growth rates of 3% and a discount rate of 19%.

Based on the interim income approach analysis that was performed for EMI it was determined that the carrying amount of the goodwill was in excess of its respective fair value. As such, the Company was required to perform the second step analysis in order to determine the amount of the goodwill impairment. The second step analysis consisted of comparing the implied fair value of the goodwill with the carrying amount of the goodwill, with an impairment charge resulting from any excess of the carrying value of the goodwill over the implied fair value of the goodwill. Based on the second step analysis, the Company concluded that all $905,810 of the goodwill recorded at EMI was impaired. As a result, the Company recorded a non-cash goodwill impairment charge to continuing operations totaling $905,810 during the year ended June 30, 2011.

The determination as to whether a write-down of goodwill is necessary involves significant judgment based on short-term and long-term projections of the Company. The assumptions supporting the estimated future cash flows of the reporting segment, including profit margins, long-term forecasts, discount rates and terminal growth rates, reflect the Company's best estimates.

Liquidity and Capital Resources

The following table presents overall liquidity and capital resources as of June 30, 2011 and 2010. Table amounts are in thousands:

	June 30, 2011	June 30, 2010
Current Ratio:		
Current assets	$ 13,262	$ 16,748
Less: Current liabilities	5,573	5,998
Working capital	**$ 7,689**	**$ 10,750**
Current ratio	**2.4 to 1**	**2.8 to 1**
Debt to Total Capital Ratio:		
Notes payable and current maturities	$ 278	$ 1,254
Long-term debt, net of current portion	4,506	2,916
Total debt	4,784	4,170
Total equity	6,190	12,065
Total capital	**$ 10,974**	**$ 16,235**
Total debt to total capital	**43.6%**	**25.7%**

Working Capital Position

Working capital decreased $3,061,000 as of June 30, 2011, and the current ratio decreased to 2.4 to 1 from 2.8 to 1 when compared to June 30, 2010. The decrease in working capital was caused primarily by a decrease in cash of $1,427,000 to $1,915,000 in 2011 from $3,342,000 in 2010. Accounts receivable increased by $284,000 to $4,765,000 in 2011 from $4,481,000 in 2010. Net inventory decreased $718,000 to $6,261,000 in 2011 from $6,979,000 in 2010. Overall total current assets decreased $3,486,000 to $13,262,000 in 2011 from $16,748,000 in 2011. Total current liabilities, which consist of current portion of long-term debt, accounts payable and accrued expenses, decreased $425,000, to $5,573,000 in 2011 from $5,998,000 in 2010. The decrease in current liabilities was due to a decrease in current portion of long term debt of $976,000 to $278,000 in 2011 from $1,254,000 in 2010 offset by an increase in accounts payable of $579,000 and in accrued expenses of $678,000 compared to fiscal year 2010 and a decrease of liabilities from discontinued operations of $706,000.

Debt to Total Capital Ratio increased to 43.6% in 2011 from 25.7% in 2010 as a result of the debt restructuring plan and also the reduction of the total equity of $5,875,000 to $6,190,000 in 2011 from $12,065,000 in 2010 due to the Company's net loss of $5,758,000.

Cash Used In or Provided By Operating Activities

During fiscal 2011, the Company used approximately $1,167,000 of cash for operating activities as compared to using approximately $468,000 for operating activities during the year ended June 30, 2010.

Net revenue for 2011 decreased $1,698,000 to $29,944,000 from $31,642,000 in 2010 and also goodwill impairment of $906,000 was recognized in 2011, which has resulted in loss from operations of $5,772,000 in operating activities during 2011 as compared to $3,386,000 for the year ended June 30, 2010.

Cash used in operating activities during 2011 was primarily the result of the net loss of $5,758,000 partially offset by non cash items of depreciation and amortization of $1,036,000, goodwill impairment of $906,000 and compensation expense related to stock options of $111,000 and also were offset by the increase in accounts payable, accrued and other liabilities of $1,256,000, a decrease in inventory of $718,000 offset by increases in accounts receivable of $283,000. Cash flow from operations also included $870,000 and $290,000 related to discontinued operations for the years ended June 30, 2011 and 2010, respectively. These cash inflows will not recur in future periods.

Cash used in operating activities during 2010 was primarily the result of net loss of $414,000 partially offset by non cash items of depreciation and amortization of $1,147,000, compensation expense related to stock options of $125,000, and decrease in inventory of $2,395,000. An increase in accounts payable, accrued and other liabilities of $1,296,000 also contributed to cash outflows in operating activities during 2010.

Net cash provided by operating activities from discontinued operations was approximately $870,000 in 2011, mainly related to net income from discontinued operations of $169,000, a decrease in accounts receivable and accounts payable and inventory of $1,075,000, $721,000, and $342,000 respectively.

Cash Flows Used In Investing and Financing Activities

Cash flows used in investing activities for 2011 were approximately $402,000. This amount is made up of purchases of fixed assets of $357,000 and investment in OTM of $45,000. Cash flows provided by investing activities for 2010 were approximately $4,108,000, mainly due to proceeds from sales of Vascular assets of $4,108,000 and reduced by cash outflows to purchase of fixed assets of $190,000 and investment in OTM of $39,000.

Any necessary capital expenditures have generally been funded out of cash from operations, and the Company is not aware of any factors that would cause historical capital expenditure levels to not be indicative of capital expenditures in the future and, accordingly, does not believe that the Company will have to commit material resources to capital investment for the foreseeable future.

Cash flows used in financing activities in the amount of $123,000 during 2011 relate to repayment of debt. Cash flows used in financing activities for 2010 were approximately $1,177,000. The cash used in financing activities decreased as the Company amended its seller-financed debt in connection with the Biocode transaction in April 2011.

The Company continues to operate under an austerity plan to stem the recurring losses at Drew (see footnote 16 of the statements to the consolidated financial statements for June 30, 2011). If the Company is unable to achieve improvement in this area in the near term, it is not likely that our existing cash and cash flow from operations will be sufficient to fund activities throughout the next 6 to 12 months without curtailing certain business activities. The Company's forecast of the period of time through which h its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in "Risk Factors".

If the Company raises funds in the future, the Company may be required to raise those funds through public or private financings, strategic relationships or other arrangements at prices and other terms that may not be as favorable as they would be absent such qualification. The sale of additional equity and debt securities may result in additional dilution to the Company's shareholders. Additional financing may not be available in amounts or on terms acceptable to us or at all.

Debt History

On December 31, 2008, Drew acquired certain assets of Biocode for $5,900,000 (4,200,000 Euros) plus acquisition costs of approximately $300,000. The sales price was payable in cash of approximately $324,000 (approximately 231,000 Euros) and $5,865,000 in debt from Drew. The seller-provided financing is collateralized by certain assets of Biocode. Biocode assets were vertically integrated into the Company's clinical diagnostics business that includes Drew and JAS.

On April 29, 2011 the Company amended its seller financed debt in connection with the Biocode transaction. Under the terms of the debt refinancing, the Company agreed to pay the balance of the seller provided financing of 3,375,000 Euros by the sum per month in euros having an exchange value of $50,000 United States Dollars as of the date of payment. Interest remained unchanged and will accrue on the outstanding amount of the purchase price at an interest rate of 7% per year on the basis of the actual days elapsed and a 365 day year. The first payment under the amended agreement was paid on May 31, 2011. Upon the 60th month after this Amendment, the Company agreed to pay the balance of the outstanding amount in euros in full in one payment. At the time of the refinancing, the current portion of our long-term debt was reduced from approximately $2,600,000 to $252,000.

Forward-Looking Statement About Significant Items Likely To Impact Liquidity

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses and negative cash flows from operating activities. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements for the fiscal year ended June 30, 2011 do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. The Company's continuance as a going concern is dependent on our future profitability and on the on-going support of the Company's shareholders, affiliates and creditors. In order to mitigate the going concern issues, the Company is actively pursuing business partnerships, managing the Company's continuing operations, and seeking capital funding on an ongoing basis via the issuance of securities and private placements. If the Company is unsuccessful in its efforts to raise additional capital in the near term, the Company may be required to significantly reduce its research, development, and administrative activities, including further reduction of its employee base.

In the normal course of business, the Company engages in discussions with third parties regarding possible acquisitions, strategic alliances, joint ventures and divestitures. As a result of any such transactions, the Company's financial results may differ from the investment community's expectations in a given quarter. In addition, acquisitions and alliances may require the Company to integrate a different company culture, management team, business infrastructure, accounting systems and financial reporting systems. The Company may not be able to effect any such acquisitions or alliances. The Company may have difficulty developing, manufacturing and marketing the products of a newly acquired business in a way that enhances the performance of the Company's combined businesses or product lines to realize the value from any expected synergies. Depending on the size and complexity of an acquisition, the Company's successful integration of the entity depends on a variety of factors, including the retention of key employees and the management of facilities and employees in separate geographical areas. These efforts require varying levels of management resources, which may divert the Company's attention from other business operations.

The Company has incurred recurring operating losses and negative cash flows from operating activities related to its Drew division which includes the recently acquired Biocode. The Company is experiencing lower than expected sales from Biocode related to reduced instrument sales due to uncertainty surrounding pending regulatory changes under French law. The Company does not know when this uncertainty will be resolved nor what impact the new law if enacted will have on Biocode's revenues in the future. For the year ended June 30, 2011, Biocode generated a net loss from operations of approximately $1.2 million. Also, since its acquisition of Drew the Company loaned approximately $29.5 million to Drew, and during fiscal year ended June 30, 2011 invested additional capital in Biocode of approximately $400,000. The funds were primarily used to procure components to build up inventory to support the manufacturing process, to pay off accounts payable and debt of Drew, and to expand the sales and marketing and research and development efforts, to fund new product development and underwrite operating losses since its acquisition. The Company cannot rule out that further working capital will be required by Drew and Biocode. If the Company does not realize the expected benefits or synergies of such transactions, the Company's consolidated financial position, results of operations and stock price could be negatively impacted. Also, the Company's results may be adversely impacted because of acquisition-related costs, amortization costs for certain intangible assets and impairment losses related to goodwill in connection with such transactions. Finally, acquisitions or alliances by the Company may not occur, which could impair the Company's growth.

Common Stock

The Company's common stock is currently listed on the NASDAQ Capital Market. In order to continue to be listed on the NASDAQ Capital Market, the following requirements must be met:

- Shareholders' equity of $2,500,000 or market value of listed securities of $35,000,000 or net income from continuing operations (in the latest fiscal year or two of the last three fiscal years) of $500,000;
- 500,000 publicly held shares;
- $1,000,000 market value of publicly held shares;
- A minimum bid price of $1;
- 300 round lot shareholders;
- Two market makers; and
- Compliance with corporate governance standards.

As of June 30, 2011, the Company was in compliance with these continued listing requirements.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that impact amounts reported therein. The most significant of those involve the application of FASB issued authoritative guidance concerning Revenue Recognition, Goodwill and Other Intangible Assets, discussed further in the notes to consolidated financial statements included in this Form 10-K. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, and, as such, include amounts based on informed estimates and judgments of management. For example, estimates are used in determining valuation allowances for deferred income taxes, uncollectible receivables, obsolete inventory, sales returns and rebates warranty liabilities and purchased intangible assets. Actual results achieved in the future could differ from current estimates. The Company used what it believes are reasonable assumptions and, where applicable, established valuation techniques in making its estimates.

Revenue Recognition

The Company recognizes revenue from the sale of its products at the time of shipment, when title and risk of loss transfer. The Company provides products to its distributors at agreed wholesale prices and to the balance of its customers at set retail prices. Distributors can receive discounts for accepting high volume shipments. The discounts are reflected immediately in the net invoice price, which is the basis for revenue recognition. No further material discounts are given.

The Company's considerations for recognizing revenue upon shipment of product to a distributor are based on the following:

- Persuasive evidence that an arrangement (purchase order and sales invoice) exists between a willing buyer (distributor) and the Company that outlines the terms of the sale (company information, quantity of goods, purchase price and payment terms). The buyer (distributor) does not have a right of return.
- Shipping terms are ex-factory shipping point. At this point the buyer (distributor) takes title to the goods and is responsible for all risks and rewards of ownership, including insuring the goods as necessary.
- The Company's price to the buyer (distributor) is fixed and determinable as specifically outlined on the sales invoice. The sales arrangement does not have customer cancellation or termination clauses.
- The buyer (distributor) places a purchase order with the Company; the terms of the sale are cash, COD or credit. Customer credit is determined based on the Company's policies and procedures related to the buyer's (distributor's) creditworthiness. Based on this determination, the Company believes that collectability is reasonably assured.

The Company assesses collectability based on creditworthiness of the customer and past transaction history. The Company performs ongoing credit evaluations of its customers and does not require collateral from its customers. For many of the Company's international customers, the Company requires an irrevocable letter of credit to be issued by the customer before the purchase order is accepted.

Valuation of Intangible Assets

The Company annually evaluates for impairment its intangible assets and goodwill in accordance with SFAS 142, "Goodwill and Other Intangible Assets," or whenever events or changes in circumstances indicate that the carrying value may not be recoverable, see footnote 4 to consolidated financial statements included in this Form 10-K for details on a goodwill impairment charge related to the carrying amount of EMI's goodwill. These intangible assets include goodwill, trademarks and trade names. Recoverability of these assets is measured by comparison of their carrying amounts to future discounted cash flows the assets are expected to generate. If identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The Company does not amortize intangible assets with indefinite useful lives, rather such assets are required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired. The Company performs its intangible asset impairment tests on or about June 30, of each year. Any such impairment charge could be significant and could have a material adverse impact on the Company's financial statements if and when an impairment charge is recorded.

Income/(Loss) Per Share

The Company computes net income/(loss) per share under the provisions of FASB issued authoritative guidance.

Under the provisions of FASB issued authoritative guidance, basic and diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net income/(loss) per share excludes potential common shares if the impact is anti-dilutive. Basic earnings per share are computed by dividing net income/(loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are determined in the same manner as basic earnings per share, except that the number of shares is increased by assuming exercise of dilutive stock options and warrants using the treasury stock method.

Taxes

Estimates of taxable income of the various legal entities and jurisdictions are used in the tax rate calculation. Management uses judgment in estimating what the Company's income will be for the year. Since judgment is involved, there is a risk that the tax rate may significantly increase or decrease in any period.

In determining income/(loss) for financial statement purposes, management must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. FASB issued authoritative guidance concerning accounting for income taxes also requires that the deferred tax assets be reduced by a valuation allowance, if based on the available evidence, it is more likely that not that all or some portion of the recorded deferred tax assets will not be realized in future periods.

In evaluating the Company's ability to recover the Company's deferred tax assets, management considers all available positive and negative evidence including the Company's past operating results, the existence of cumulative losses and near-term forecasts of future taxable income that is consistent with the plans and estimates management is using to manage the underlying businesses.

Through June 30, 2011, the Company has recorded a valuation allowance against the Company's net operating losses for substantially all of the deferred tax asset due to uncertainty of their realization as a result of the Company's earnings history, the number of years the Company's net operating losses and tax credits can be carried forward, the existence of taxable temporary differences and near-term earnings expectations. The amount of the valuation allowance could decrease if facts and circumstances change that materially increase taxable income prior to the expiration of the loss carryforwards. Any reduction would reduce (increase) the income tax expense (benefit) in the period such determination is made by the Company.

The Company has adopted FASB issued guidance related to accounting for uncertainty in income taxes, which provides a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under the FASB guidance a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The Company has elected to recognize interest expense and penalties related to uncertain tax positions as a component of its provision for income taxes.

Stock-Based Compensation

Stock-based compensation expense for all stock-based compensation awards granted after July 1, 2006 is based on the grant-date fair value estimate in accordance with the provisions of the FASB issued guidance. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award.

Valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns. The fair value of share-based payment awards was estimated using the Black-Scholes option pricing model. Expected volatilities are based on the historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee terminations. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

Recently Issued Accounting Standards

In October 2009, the FASB issued an amendment to the accounting for multiple-deliverable revenue arrangements. This amendment provides guidance on determining whether multiple deliverables exist, how the arrangements should be separated and how the consideration paid should be allocated. As a result of this amendment, entities may be able to separate multiple-deliverable arrangements in more circumstances than under previous accounting guidance. This guidance amends the requirement to establish the fair value of undelivered products and services based on objective evidence and instead provides for separate revenue recognition based upon management's best estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. The previous guidance previously required that the fair value of the undelivered item reflect the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. If the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This amendment became be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company adopted this standard and the standard did not have material effect on the Company's consolidated financial statements.

In December 2009, FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification ("ASU") for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Company adopted this standard and the standard did not have material effect on the Company's consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments in this Update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update became effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Company adopted this standard and the standard did not have material effect on the Company's consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary. Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets. This ASU is effective beginning in the first interim or annual reporting period ending on or after December 31, 2009. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure to include transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. Further, this update clarifies existing disclosures on level of disaggregation and disclosures about inputs and valuation techniques. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures became effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU; however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," or ASU 2010-09. ASU 2010-09 primarily rescinds the requirement that, for listed companies, financial statements clearly disclose the date through which subsequent events have been evaluated. Subsequent events must still be evaluated through the date of financial statements issuance; however, the disclosure requirement has been removed to avoid conflicts with other SEC guidelines. ASU 2010-09 was effective immediately upon issuance and was adopted in February 2010.

In April 2010, the FASB issued Accounting Standards Update 2010-13, "Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades," or ASU 2010-13. ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASU 2010-13 to have a significant impact on its consolidated financial statements.

In March 2010, the FASB reached a consensus to issue an amendment to the accounting for revenue arrangements under which a vendor satisfies its performance obligations to a customer over a period of time, when the deliverable or unit of accounting is not within the scope of other authoritative literature and when the arrangement consideration is contingent upon the achievement of a milestone. The amendment defines a milestone and clarifies whether an entity may recognize consideration earned from the achievement of a milestone in the period in which the milestone is achieved. This amendment is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. The amendment may be applied retrospectively to all arrangements or prospectively for milestones achieved after the effective date. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements

In July 2010, the FASB issued FASB ASC "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." This standard amends existing guidance by requiring more robust and disaggregated disclosures by an entity about the credit quality of its financing receivables and its allowance for credit losses. These disclosures will provide financial statement users with additional information about the nature of credit risks inherent in our financing receivables, how we analyze and assess credit risk in determining our allowance for credit losses, and the reasons for any changes we may make in our allowance for credit losses. This update is generally effective for interim and annual reporting periods ending on or after December 15, 2010, which for us is the 2011 second quarter; however, certain aspects of the update pertaining to activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010, which for us is the 2011 third quarter. The Company's adoption of this standard did not have a material impact on its financial position, results of operation and cash flows.

In June 2011, the FASB issued ASU No. 2011-05 which requires an entity to present all non-owner changes in stockholders' equity either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This standard will become effective for the Company in fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company does not believe that the implementation of this standard will have a material impact on its financial position, results of operation and cash flows.

In May 2011, the FASB issued ASU No. 2011-04 which provides a consistent definition of fair value in GAAP and International Financial Reporting Standards and ensures that their respective fair value measurement and disclosure requirements are the same (except for minor differences in wording and style). The amendments change certain fair value measurement principles and enhance the disclosure requirements particularly for level 3 fair value measurements. The standard will become effective for the Company during interim and annual periods beginning after December 15, 2011 and should be applied prospectively. The Company does not believe that the implementation of this standard will have a material impact on its financial position, results of operation and cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Escalon Medical Corp.
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Escalon Medical Corp.

We have audited the accompanying consolidated balance sheets of Escalon Medical Corp. and Subsidiaries as of June 30, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Escalon Medical Corp. and Subsidiaries as of June 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the year ended June 30, 2011 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the ongoing debt payments on the debt related to the Biocode Hycel acquisition and continued losses from operations and negative cash flows from operating activities raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania

September 28, 2011

ESCALON MEDICAL CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2011	June 30, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,915,214	$ 3,342,422
Accounts receivable, net	4,764,722	4,481,249
Inventory, net	6,260,557	6,978,714
Other current assets	321,620	521,341
Assets of discontinued operations	0	1,424,183
Total current assets	**13,262,113**	**16,747,909**
Property and equipment, net	650,646	672,490
Goodwill	218,208	1,124,018
Trademarks and trade names	694,006	694,006
Patents, net	1,126,990	1,284,109
Covenant not to compete and customer lists, net	1,215,760	1,480,264
Other assets	87,115	4,140
Total assets	**$ 17,254,838**	**$ 22,006,936**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 278,278	$ 1,254,492
Accounts payable	2,116,841	1,537,860
Accrued expenses	3,177,467	2,499,879
Liabilities of discontinued operations	0	705,635
Total current liabilities	**5,572,586**	**5,997,866**
Long-term debt, net of current portion	4,506,018	2,916,246
Accrued post-retirement benefits	986,102	1,027,821
Total long-term liabilities	5,492,120	3,944,067
Total liabilities	**11,064,706**	**9,941,932**
Shareholders equity:		
Preferred stock, $0.001 par value; 2,000,000 shares authorized; no shares issued		
Common stock, $0.001 par value; 35,000,000 share authorized; 7,526,430 issued and outstanding at June 30, 2011 and June 30, 2010	7,526	7,526
Common stock warrants	1,733,460	1,733,460
Additional paid-in capital	67,694,959	67,583,905
Accumulated deficit	(62,404,014)	(56,646,366)
Accumulated other comprehensive loss	(841,799)	(613,521)
Total shareholders' equity	**6,190,132**	**12,065,004**
Total liabilities and shareholders' equity	**$ 17,254,838**	**$ 22,006,936**

See notes to consolidated financial statements

ESCALON MEDICAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended June 30,	2011	2010
Net revenues:		
Product revenue	$29,944,212	$30,656,518
Other revenue	0	985,061
Revenues, net	**29,944,212**	**31,641,579**
Costs and expenses:		
Cost of goods sold	17,873,492	17,442,816
Marketing, general and administrative	15,334,249	15,692,087
Research and development	1,602,616	1,893,182
Goodwill impairment	905,810	0
Total costs and expenses	**35,716,167**	**35,028,085**
Loss from operations	**(5,771,955)**	**(3,386,506)**
Other (expense) income		
Equity in Ocular Telehealth Management, LLC	(70,393)	(74,911)
Interest income	239	285
Interest expense	(323,611)	(427,083)
Total other (expense) income	**(393,765)**	**(501,709)**
Net loss from continuing operations before taxes	**(6,165,720)**	**(3,888,215)**
Benefit of income taxes	(239,879)	0
Net (loss) from continuing operations	**(5,925,841)**	**(3,888,215)**
Net income from discontinued operations, including gain on disposal of $3,493,311 during 2010	**168,193**	**3,474,351**
Net loss	**$ (5,757,648)**	**$ (413,864)**
Net income (loss) per share		
Basic:		
Continuing operations	**$ (0.79)**	**$ (0.52)**
Discontinued operations	**0.02**	**0.46**
Net income (loss)	**$ (0.77)**	**$ (0.06)**
Diluted:		
Continuing operations	**$ (0.79)**	**$ (0.52)**
Discontinued operations	**0.02**	**0.46**
Net income (loss)	**$ (0.77)**	**$ (0.06)**
Weighted average shares—basic	**7,526,430**	**7,526,430**
Weighted average shares—diluted	**7,526,430**	**7,526,430**

See notes to the consolidated financial statements

ESCALON MEDICAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JUNE 30, 2011 and 2010

	Common Stock		Common Stock Warrants	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount					
BALANCE AT JUNE 30, 2009	7,526,430	$7,526	$1,733,460	$67,458,745	($ 56,232,503)	($ 528,586)	$12,438,642
Comprehensive Income (loss):							
Net loss	0	0	0	0	(413,864)	0	(413,864)
Foreign currency translation	0	0	0	0	0	(84,935)	(84,935)
Total comprehensive (loss) income	0	0	0	0	(413,864)	(84,935)	(498,798)
Compensation expense	0	0	0	125,160	0	0	125,160
BALANCE AT JUNE 30, 2010	7,526,430	7,526	1,733,460	67,583,905	(56,646,366)	(613,521)	12,065,004
Comprehensive Income (loss):							
Net loss	0	0	0	0	(5,757,648)	0	(5,757,648)
Foreign currency translation	0	0	0	0	0	(228,278)	(228,278)
Total comprehensive (loss) income	0	0	0	0	(5,757,648)	(228,278)	(5,985,926)
Compensation expense	0	0	0	111,054	0	0	111,054
BALANCE AT JUNE 30, 2011	7,526,430	$7,526	$1,733,460	$67,694,959	($ 62,404,014)	($ 841,799)	$ 6,190,132

See notes to consolidated financial statements

ESCALON MEDICAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30,	2011	2010
Cash Flows from Operating Activities:		
Net (loss)	$(5,757,648)	$ (413,864)
Adjustments to reconcile net loss to cash provided by operating activities of continuing operations:		
Income from discontinued operations	(168,193)	(3,474,351)
Depreciation and amortization	1,035,735	1,147,050
Goodwill Impairment	905,810	0
Compensation expense related to stock options	111,054	125,160
Change in accrued post-retirement benefits	(41,719)	0
Loss of Ocular Telehealth Management, LLC	70,393	74,911
Change in operating assets and liabilities:		
Accounts receivable, net	(283,473)	12,246
Inventory, net	718,157	2,394,907
Other current and long-term assets	116,746	672,610
Accounts payable and accrued expenses	1,256,569	(1,296,456)
Net cash (used in) operating activities from continuing operations	**(2,036,568)**	**(757,787)**
Net cash provided by operating activities from discontinued operations	**869,525**	**290,029**
Net cash (used in) operating activities	**(1,167,043)**	**(467,758)**
Cash Flows from Investing Activities:		
Investment in Ocular Telehealth Management, LLC	(45,000)	(39,400)
Purchase of fixed assets	(357,289)	(190,351)
Net cash (used in) investing activities from continuing operations	**(402,289)**	**(229,751)**
Net cash provided by investing activities from discontinued operations including proceeds from sale of vascular assets	0	**4,337,680**
Net cash (used in)/provided by investing activities	**(402,289)**	**4,107,929**
Cash Flows from Financing Activities:		
Principal payments on long-term debt	(122,732)	(1,176,980)
Net cash used in financing activities	**(122,732)**	**(1,176,980)**
Effect of exchange rate changes on cash and cash equivalents	**264,857**	**(930,815)**
Net (decrease) increase in cash and cash equivalents	**(1,427,208)**	**1,532,377**
Cash and cash equivalents, beginning of period	**3,342,422**	**1,810,045**
Cash and cash equivalents, end of period	**$ 1,915,214**	**$ 3,342,422**
Supplemental Schedule of Cash Flow Information:		
Interest paid	**$ 323,611**	**$ 618,032**

See notes to consolidated financial statements

1. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Escalon Medical Corp. ("Escalon" or the "Company") has incurred recurring operating losses and negative cash flows from operating activities and the debt payments related to the December 31, 2008 purchase of certain assets of Biocode. These conditions raise substantial doubt about the Company's ability to continue as a going concern. If the Company is unsuccessful in its efforts to raise additional capital in the near term, the Company may be required to significantly reduce its research, development, and administrative activities, including further reduction of its employee base. The 2011 financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuance as a going concern is dependent on our future profitability and on the on-going support of our shareholders, affiliates and creditors. In order to mitigate the going concern issues, we are actively pursuing business partnerships, managing our continuing operations, and seeking capital funding on an ongoing basis via the issuance of securities and private placements. The Company may not be successful in any of these efforts.

The Company continues to operate under an austerity plan to stem the recurring losses at Drew (see note 16 of these consolidated financial statements for additional information on the austerity plan). If the Company is unable to achieve improvement in this area in the near term, it is not likely that our existing cash and cash flow from operations will be sufficient to fund activities throughout the next 6 to 12 months without curtailing certain business activities. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in "Risk Factors".

If the Company raises funds in the future, the Company may be required to raise those funds through public or private financings, strategic relationships or other arrangements at prices and other terms that my not be as favorable as they would without such qualification. The sale of additional equity and debt securities may result in additional dilution to the Company's shareholders. Additional financing may not be available in amounts or on terms acceptable to the Company or at all.

2. Organization and Description of Business and Business Conditions

The Company is a Pennsylvania corporation initially incorporated in California in 1987, and reincorporated in Pennsylvania in November 2001. Within this document, the "Company" collectively shall mean Escalon and its wholly owned subsidiaries: Sonomed, Inc. ("Sonomed"), Trek, Inc. ("Trek"), Escalon Vascular Access, Inc. ("Vascular"), Escalon Medical Europe GmbH ("EME"), Escalon Digital Vision, Inc. ("EMI"), Escalon Pharmaceutical, Inc. ("Pharmaceutical"), Escalon Holdings, Inc. ("EHI"), Escalon IP Holdings, Inc., Escalon Vascular IP Holdings, Inc., Sonomed IP Holdings, Inc., Drew Scientific Holdings, Inc., and Drew Scientific Group, Plc ("Drew") and its subsidiaries. All intercompany accounts and transactions have been eliminated. The Company's Internet address is www.escalonmed.com.

The Company operates in the healthcare market, specializing in the development, manufacture, marketing and distribution of medical devices and pharmaceuticals in the areas of ophthalmology, diabetes, hematology and vascular access. The Company and its products are subject to regulation and inspection by the United States Food and Drug Administration (the "FDA"). The FDA requires extensive testing of new products prior to sale and has jurisdiction over the safety, efficacy and manufacture of products, as well as product labeling and marketing.

Management reviews financial information, allocates resources and manages the business as three segments, ECD, Sonomed-Escalon, and Escalon Medical Corp. The ECD segment consists of Drew, and its wholly owned subsidiaries JAS Diagnostics, Inc. ("JAS") and Biocode. ECD develops and sells clinical diagnostic instruments, reagents and chemistries. The Sonomed-Escalon segment consists of Sonomed, EMI and Trek, all of which are engaged in the development and sale of Ophthalmic medical devices. The Escalon Medical Corp. segment includes the administrative corporate operations of the consolidated group. The Company redesignated its reporting segments beginning with this Form 10-K, prior period segment information has been reclassified to conform with the current year presentation.

3. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. From time to time cash balances exceed FDIC insurance limits.

Fair Value of Financial Instruments

On July 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") issued authoritative guidance related to fair value measurement for financial assets and liabilities. The carrying amounts for cash and cash equivalents, accounts receivable, line of credit, accounts payable and accrued liabilities approximate their fair value because of their short-term maturity. The carrying amounts of long-term debt approximate fair value since the Company's interest rates approximate current market interest rates. While we believe the carrying value of the assets and liabilities is reasonable, considerable judgment is used to develop estimates of fair value; thus the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

Revenue Recognition

The Company recognizes revenue from the sale of its products at the time of shipment, when title and risk of loss transfer. The Company provides products to its distributors at agreed wholesale prices and to the balance of its customers at set retail prices. Distributors can receive discounts for accepting high volume shipments. The discounts are reflected immediately in the net invoice price, which is the basis for revenue recognition. No further material discounts or sales incentives are given.

The Company's considerations for recognizing revenue upon shipment of product to a distributor are based on the following:

- Persuasive evidence that an arrangement (purchase order and sales invoice) exists between a willing buyer (distributor) and the Company that outlines the terms of the sale (company information, quantity of goods, purchase price and payment terms). The buyer (distributor) does not have a right of return.
- Shipping terms are ex-factory shipping point. At this point the buyer (distributor) takes title to the goods and is responsible for all risks and rewards of ownership, including insuring the goods as necessary.
- The Company's price to the buyer (distributor) is fixed and determinable as specifically outlined on the sales invoice. The sales arrangement does not have customer cancellation or termination clauses.
- The buyer (distributor) places a purchase order with the Company; the terms of the sale are cash, COD or credit. Customer credit is determined based on the Company's policy and procedures related to the buyer's (distributor's) creditworthiness. Based on this determination, the Company believes that collectibility is reasonably assured.

Biocode fulfilled all of its obligations related to the TECOM agreement and recognized the entire amount related to the contract of approximately $888,000 as other income for the year ended June 30, 2010 (see note 11).

Provision has been made for estimated sales returns based on historical experience.

Shipping and Handling Revenues and Costs

Shipping and handling revenues are included in product revenue and the related costs are included in cost of goods sold.

Inventory

Raw materials, work in process and finished goods are recorded at lower of cost (first-in, first-out) or market. The composition of inventory is as follows:

	June 30, 2011	June 30, 2010
Raw materials	$2,363,859	$5,887,506
Work in process	887,299	446,966
Finished goods	3,009,399	644,242
Total inventory	**$6,260,557**	**$6,978,714**

Valuation allowance activity for the years ended June 30, 2011 and 2010 was as follows:

	June 30,	
	2011	2010
Balance, July 1	**$1,426,996**	**$ 725,796**
Provision for valuation allowance	868,091	919,250
Write-off's	(502)	(218,050)
Balance, June 30	**$2,294,585**	**$1,426,996**

Accounts Receivable

Accounts receivable are recorded at net realizable value. The Company performs ongoing credit evaluations of customers' financial condition and does not require collateral for accounts receivable arising in the normal course of business. The Company maintains allowances for potential credit losses based on the Company's historical trends, specific customer issues and current economic trends. Accounts are written off when they are determined to be uncollectible based on management's assessment of individual accounts. Allowance for doubtful accounts activity for the years ended June 30, 2011 and 2010 was as follows:

	June 30,	
	2011	2010
Balance, July 1	**$ 970,115**	**$ 641,309**
Provision for bad debts	83,431	551,295
Write-off's	(213,796)	(222,489)
Balance, June 30	**$ 839,750**	**$ 970,115**

Property and Equipment

Property and equipment is recorded at cost. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or lease term. Depreciation on property and equipment is recorded using the straight-line method over the estimated economic useful life of the related assets. Estimated useful lives are generally 3 to 5 years for computer equipment and software, 5 to 7 years for furniture and fixtures, 5 years for leasehold improvements, and 5 to 10 years for production and test equipment. Depreciation and amortization expense for the years ended June 30, 2011 and 2010 was $379,303 and $405,876, respectively.

Property and equipment consist of the following at:

	June 30,	
	2011	2010
Equipment	$ 2,706,601	$ 2,391,504
Furniture and Fixtures	96,056	91,963
Leasehold Improvements	114,914	76,645
	2,917,571	**2,560,112**
Less: Accumulated depreciation and amortization	(2,266,925)	(1,887,622)
	$ 650,646	**$ 672,490**

Long-lived Assets

Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An asset's value is impaired if management's estimate of the aggregate future cash flows, undiscounted and without interest charges, to be generated by the asset are less than the carrying value of the asset. Such cash flows consider factors such as expected future operating income and historical trends, as well as the effects of demand and competition. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the asset over the fair value of the asset. Such estimates require the use of judgment and numerous subjective assumptions, which if actual experience varies, could result in material differences in the requirements for impairment charges.

Intangible Assets

The Company follows FASB issued authoritative guidance for recording goodwill and other intangible assets, which discontinues the amortization of goodwill and identifiable intangible assets that have indefinite lives. In accordance with FASB issued authoritative guidance, these goodwill and identifiable intangible assets that have indefinite lives are tested for impairment on an annual basis. The company recognized a goodwill impairment loss of $905,810 during fiscal year 2011 for EMI. See footnote 4 for details on the goodwill impairment charge.

During the fiscal year ended June 30, 2010, the Company reduced its estimate of the useful life of its customer list in the JAS business unit to better reflect the remaining useful life of the list. This change had the effect of increasing the net loss from continuing operations for the year ended June 30, 2010 by approximately $200,000 or $0.03 per share.

Accrued Warranties

The Company provides a limited one year warranty against manufacturer's defects on its products sold to customers. The Company's standard warranties require the Company to repair or replace, at the Company's discretion, defective parts during such warranty period. The Company accrues for its product warranty liabilities based on estimates of costs to be incurred during the warranty period, based on historical repair information for warranty costs.

Business Combinations

The Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. When acquisitions are deemed material by management, the Company engages independent third-party appraisal firms to assist in determining the fair values of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets.

Stock-Based Compensation

Stock-based compensation expense for all share-based payment awards granted after July 1, 2006 is based on the grant date fair value estimate in accordance with the provisions of FASB issued authoritative guidance. As of June 30, 2011 and 2010 there was $128,110 and $238,084, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements under the plans. The remaining cost is expected to be recognized over a weighted average period of 2.03 years. For the years ended June 30, 2011 and 2010, $111,054 and $125,160, respectively, was recorded as compensation expense, respectively.

Valuations are based upon highly subjective assumptions about the future, including stock price volatility and exercise patterns. The fair value of share-based payment awards was estimated using the Black-Scholes option pricing model. Expected volatilities are based on the historical volatility of the

Company's stock. The Company uses historical data to estimate option exercise and employee terminations. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The Company has historically granted options under the Company's option plans with an option exercise price equal to the closing market value of the stock on the date of the grant and with vesting, primarily for Company employees, either in equal annual amounts over a two to five year period or immediately, and, primarily for non-employee directors, immediately.

The Company did not receive any cash from share option exercises under stock-based payment plans for the years ended June 30, 2011 and 2010. The Company did not realize any tax effect, which would be a reduction in its tax rate, on options due to the full valuation allowances established on its deferred tax assets.

The Company measures compensation expense for non-employee stock-based awards based on the fair value of the options issued, as this measurement is used to measure the transaction, and is more reliable than the fair value of the services received. Fair value is measured as the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital. For the years ended June 30, 2011 and 2010, no compensation expense was recorded, respectively.

Research and Development

All research and development costs are charged to operations as incurred.

Advertising Costs

Advertising costs are charged to operations as incurred. Advertising expense for the years ended June 30, 2011 and 2010 was $32,000 and $68,000, respectively.

Net Income (loss) Per Share

Earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. All outstanding stock options and warrants are considered potential common stock. The dilutive effect, if any, of stock options and warrants is calculated using the treasury stock method.

A reconciliation of the denominator of the basic and diluted earnings per share for the years ended June 30, 2011 and 2010 is as follows:

	2011	2010
Basic Weighted average shares outstanding	7,526,430	7,526,430
Effect of dilutive securities—Stock options and warrants	0	0
Diluted weighted average shares outstanding	**7,526,430**	**7,526,430**

For the years ended June 30, 2011 and 2010 the impact of all dilutive securities were omitted from the diluted earnings per share calculation as they reduce the loss per share (anti-dilutive). No warrants or options were issued in fiscal year 2011. As of June 30, 2011 and 2010 there were 150,000 warrants issued to purchase shares of Escalon common stock were outstanding (see note 7). These warrants were excluded from the calculation of diluted earnings per share as the exercise price of the warrants exceeded the average share price of the Company's common stock making the warrants anti-dilutive.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company follows the FASB issued authoritative guidance for accounting for income taxes which provides a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under FIN 48, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The Company has elected to recognize interest expense and penalties related to uncertain tax positions as a component of its provision for income taxes.

Comprehensive Income (Loss)

The Company reports comprehensive income in accordance with the FASB issued authoritative guidance which establishes standards for reporting comprehensive income and its component in financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources.

Foreign Currency Translation

The Company translates the assets and liabilities of international subsidiaries into U.S. dollars at the current rates of exchange in effect as of each balance sheet date. Revenues and expenses are translated using average rates in effect during the period. Gains and losses from translation adjustments are included in accumulated other comprehensive income on the consolidated balance sheet. Foreign currency transaction gains or losses are recognized in current operations and have not been significant to the Company's operating results in any period. In addition, the effect of foreign currency rate changes on cash and cash equivalents has not been significant in any period.

Subsequent Events

The Company has evaluated subsequent events through September 28, 2011, which is the date the financial statements were available to be issued.

Reclassification

Certain amounts were reclassed from the June 30, 2010 presentations to conform with the current year presentation.

New Accounting Pronouncements

Recently Issued Accounting Standards

In October 2009, the FASB issued an amendment to the accounting for multiple-deliverable revenue arrangements. This amendment provides guidance on determining whether multiple deliverables exist, how the arrangements should be separated and how the consideration paid should be allocated. As a result of this amendment, entities may be able to separate multiple-deliverable arrangements in more circumstances than under previous accounting guidance. This guidance amends the requirement to establish the fair value of undelivered products and services based on objective evidence and instead provides for separate revenue recognition based upon management's best estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. The previous guidance required that the fair value of the undelivered item reflect the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. If the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This amendment became be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company adopted this standard and the standard did not have material effect on the Company's consolidated financial statements.

In December 2009, FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Company adopted this standard and the standard did not have material effect on the Company's consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments in this Update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update became effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Company adopted this standard and the standard did not have material effect on the Company's consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary. Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets. This ASU is effective beginning in the first interim or annual reporting period ending on or after December 31, 2009. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements". This update provides amendments to Subtopic 820-10 that requires new disclosure to include transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. Further, this update clarifies existing disclosures on level of disaggregation and disclosures about inputs and valuation techniques. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures became effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU; however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," or ASU 2010-09. ASU 2010-09 primarily rescinds the requirement that, for listed companies, financial statements clearly disclose the date through which subsequent events have been evaluated. Subsequent events must still be evaluated through the date of financial statements issuance; however, the disclosure requirement has been removed to avoid conflicts with other SEC guidelines. ASU 2010-09 was effective immediately upon issuance and was adopted in February 2010.

In April 2010, the FASB issued ASU 2010-13, "Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASU 2010-13 to have a significant impact on its consolidated financial statements.

In March 2010, the FASB reached a consensus to issue an amendment to the accounting for revenue arrangements under which a vendor satisfies its performance obligations to a customer over a period of time, when the deliverable or unit of accounting is not within the scope of other authoritative literature and when the arrangement consideration is contingent upon the achievement of a milestone. The amendment defines a milestone and clarifies whether an entity may recognize consideration earned from the achievement of a milestone in the period in which the milestone is achieved. This amendment is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. The amendment may be applied retrospectively to all arrangements or prospectively for milestones achieved after the effective date. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements

In July 2010, the FASB issued FASB ASC "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." This standard amends existing guidance by requiring more robust and disaggregated disclosures by an entity about the credit quality of its financing receivables and its allowance for credit losses. These disclosures will provide financial statement users with additional information about the nature of credit risks inherent in our financing receivables, how we analyze and assess credit risk in determining our allowance for credit losses, and the reasons for any changes we may make in our allowance for credit losses. This update is generally effective for interim and annual reporting periods ending on or after December 15, 2010, which for the Company is the 2011 second quarter;

however, certain aspects of the update pertaining to activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010, which for the Company is the 2011 third quarter. The implementation of this standard did not have a material impact on the Company's financial position, results of operation and cash flows.

In June 2011, the FASB issued ASU No. 2011-05 which requires an entity to present all non-owner changes in stockholders' equity either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This standard becomes effective for the Company in fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company does not believe that the implementation of this standard will have a material impact on its financial position, results of operation and cash flows.

In May 2011, the FASB issued ASU No. 2011-04 which provides a consistent definition of fair value in GAAP and International Financial Reporting Standards and ensures that their respective fair value measurement and disclosure requirements are the same (except for minor differences in wording and style). The amendments change certain fair value measurement principles and enhance the disclosure requirements particularly for level 3 fair value measurements. The standard will become effective for the Company during interim and annual periods beginning after December 15, 2011 and should be applied prospectively. The Company does not believe that the implementation of this standard will have a material impact on its financial position, results of operation and cash flows.

4. Intangible Assets

Goodwill, Trademarks and Trade Names

Goodwill, trademarks and trade names represent intangible assets obtained from EOI, Endologix, Sonomed and Drew acquisitions. Goodwill represents the excess of purchase price over the fair value of net assets acquired.

The Company adopted FASB authoritative guidance effective July 1, 2001 for goodwill and identified intangible assets that have indefinite lives. These assets are no longer amortized but reviewed for impairment annually or more frequently if certain indicators arise.

In accordance with authoritative guidance effective July 1, 2001, the Company discontinued the amortization of goodwill and identifiable intangible assets that have indefinite lives. Intangible assets that have finite lives continue to be amortized over their estimated useful lives. Management has evaluated the carrying value of goodwill and its identifiable intangible assets that have indefinite lives during each of the fiscal years subsequent to July 1, 2001, utilizing discounted cash flows of the respective business units. In accordance with SFAS 142, these intangible assets will continue to be assessed on an annual basis, and impairment, if any, would be recorded as a charge against income from operations. After evaluating the discounted cash flow of each of its respective business units, management concluded that the carrying value of goodwill and identifiable intangible assets at EMI exceeded their fair values during the year ended June 30, 2011 and therefore were impaired.

The authoritative guidance makes use of the concept of reporting units. All acquisitions must be assigned to a reporting segment or unit. Reporting units have been defined under the standards to be the same as or one level below an operating segment, as defined by FASB issued authoritative guidance related to disclosures about segments of an enterprise and related information.

The Company tests goodwill for possible impairment on an annual basis and at any other time events occur or circumstances indicate that the carrying amount of goodwill may be impaired. There was $905,810 impairment of goodwill for EMI during the year ended June 30, 2011.

Goodwill Impairment-EMI

At March 31, 2011 management became concerned about EMI's performance year to date as compared to our projected budget. The projected budget included sales related to EMI's new image management system, Axis, as well as traditional legacy digital imaging systems. A significant portion of the Axis product target market represents institutions requiring large-scale, multi-instrument solutions, which has resulted in a much longer sales cycle than we had originally envisioned. While the feedback from initial and potential customers of the Axis product has been positive, converting this interest into sales has not materialized to date at the levels we had originally projected.

EMI has also encountered unexpected lagging demand for its legacy digital imaging systems primarily due to institutions allocating a disproportionate level of their capital budgets toward purchasing Optical Coherence Tomography ("OCT") devices. It was anticipated that the emerging OCT technology would erode legacy digital imaging product sales due to competition for budgetary resources; however, the level has been greater than originally expected and not reflected in our original projections. OCT and digital imaging technologies are complementary and it is not known whether or for how long the lower available capital budgets for digital imaging will continue. These events will negatively affect the evaluation of the future operating results and cash flows of EMI.

The Company typically tests goodwill for possible impairment on an annual basis at June 30, and at any other time events occur or circumstances indicate that the carrying amount of goodwill may be impaired. Management determined that the events discussed above warranted performing an interim test of goodwill for possible impairment during the quarter ended March 31, 2011.

The first step of the FASB ASC 350 impairment analysis consists of a comparison of the fair value of the reporting segment with its carrying amount, including the goodwill. The fair value was determined based on the income approach, which estimates the fair value based on the future discounted cash flows. Under the income approach, the Company assumed, with respect to EMI, a forecasted cash flow period of five years, long-term annual growth rates of 3% and a discount rate of 19%.

Based on the interim income approach analysis that was performed for EMI it was determined that the carrying amount of the goodwill was in excess of its respective fair value. As such, the Company was required to perform the second step analysis in order to determine the amount of the goodwill impairment. The second step analysis consisted of comparing the implied fair value of the goodwill with the carrying amount of the goodwill, with an impairment charge resulting from any excess of the carrying value of the goodwill over the implied fair value of the goodwill. Based on the second step analysis, the Company concluded that all $905,810 of the goodwill recorded at EMI was impaired. As a result, the Company recorded a non-cash goodwill impairment charge to continuing operations totaling $905,810 during the year ended June 30, 2011.

The determination as to whether a write-down of goodwill is necessary involves significant judgment based on short-term and long-term projections of the Company. The assumptions supporting the estimated future cash flows of the reporting segment, including profit margins, long-term forecasts, discount rates and terminal growth rates, reflect the Company's best estimates.

The following tables present unamortized intangible assets by business segment as of June 30, 2011 and 2010:

Goodwill	2011 Net Carrying Amount	2010 Net Carrying Amount
ECD	$ 93,181	$ 93,181
Sonomed-Escalon	125,027	1,030,837
Total	**$218,208**	**$1,124,018**

Trademarks and tradenames	2011 Net Carrying Amount	2010 Net Carrying Amount
ECD	$ 89,000	$ 89,000
Sonomed-Escalon	605,006	605,006
Total	**$694,006**	**$694,006**

Patents

It is the Company's practice to seek patent protection on processes and products in various countries. Patent application costs are capitalized and amortized over their estimated useful lives, not exceeding 17 years, on a straight-line basis from the date the related patents are issued. Costs associated with patents no longer being pursued are expensed. Accumulated patent amortization was $989,344 and $549,477 at June 30, 2011 and 2010, respectively. Amortization expense for the years ended June 30, 2011 and 2010 was $374,255 and $310,120, respectively.

Amortization expense, relating entirely to patents, is estimated to be approximately $388,000 and $381,000 in each year 2012 and 2013, $351,000 in 2014 and there will be no amortization expense in each year 2015 and 2016.

Covenant Not to Compete and Customer Lists

The Company recorded the value of covenants not to compete and customer lists as intangible assets as part of the acquisitions of MRP, JAS and Biocode. The valuation was based on the fair market value of these assets at the time of acquisition. These assets are amortized over their estimated useful lives, between 5 and 10 years, on a straight-line basis from the date of acquisition. Accumulated amortization was $686,842 and $888,778 at June 30, 2011 and 2010, respectively. Amortization expense for the years ended June 30, 2011 and 2010 was $241,033 and $439,383, respectively.

Amortization expense, relating entirely to covenant not to compete and the customer list is estimated to be approximately $304,000 in each year 2012, 2013, 2014 and 2015 and there will be no amortization expense in year 2016.

The following table presents amortized intangible assets by business segment as of June 30, 2011:

	Gross Carrying Amount	Impairment	Adjusted Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortized Intangible Assets Patents					
ECD	$1,864,973		$1,864,973	$ (790,916)	$1,074,057
Sonomed-Escalon	251,361	0	251,361	(198,428)	52,933
Total	**$2,116,334**	**$ 0**	**$2,116,334**	**$ (989,344)**	**$1,126,990**
Covenant Not To Compete/ Customer Lists					
ECD	$1,902,602	$ 0	$1,902,602	$ (686,842)	$1,215,760
Total	**$1,902,602**	**$ 0**	**$1,902,602**	**$ (686,842)**	**$1,215,760**

During the year ended June 30, 2011, the Company wrote off the fully amortized covenant not to compete and customer lists in the amount of approximately $443,000.

The following table presents amortized intangible assets by business segment as of June 30, 2010:

	Gross Carrying Amount	Impairment	Adjusted Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortized Intangible Assets Patents					
Escalon Clinical Diagnostics	$1,582,225	$	$1,582,225	$ (384,291)	$1,197,934
Sonomed Escalon	251,361	0	251,361	(165,186)	86,175
Total	**$1,833,586**	**$ 0**	**$1,833,586**	**$ (549,477)**	**$1,284,109**
Covenant Not To Compete/ Customer Lists					
Escalon Clinical Diagnostics	$1,926,073	$ 0	$1,926,073	$ (482,727)	$1,443,346
Sonomed Escalon	442,969	0	442,969	(406,051)	36,918
Total	**$2,369,042**	**$ 0**	**$2,369,042**	**$ (888,778)**	**$1,480,264**

5. Accrued Expenses

The following table presents accrued expenses:

	June 30, 2011	June 30, 2010
Accrued compensation	$1,091,279	$1,167,113
Warranty accruals	170,409	168,714
Other accruals	1,915,779	1,164,052
Total accrued expenses	**$3,177,467**	**$2,499,879**

Accrued compensation as of June 30, 2011 and 2010 primarily relates to payroll, bonus and vacation accruals, and payroll tax liabilities. Included in accrued compensation as of June 30, 2011 are severance costs incurred in Drew Dallas of $120,000 (see note 16).

6. Long-Term Debt

On December 31, 2008, Drew acquired certain assets of Biocode for $5,900,000 (4,200,000 Euros) plus acquisition costs of approximately $300,000. The sales price was payable in cash of approximately $324,000 (approximately 231,000 Euros) and $5,865,000 in debt from Drew. The seller-provided financing is collateralized by certain assets of Biocode. Biocode assets were vertically integrated into the Company's clinical diagnostics business that includes Drew and JAS.

On April 29, 2011 the Company amended its seller financed debt in connection with the Biocode transaction. Under the terms of the debt refinancing, the Company agreed to pay the balance of the seller provided financing of 3,375,000 Euros by the sum per month in euros having an exchange value of $50,000 United States Dollars as of the date of payment. The interest rate remained unchanged, and interest will accrue on the outstanding amount of the purchase price at an interest rate of 7% per year on the basis of the actual days elapsed and a 365 day year. The first payment under the amended agreement was paid May 31, 2011. Upon the 60th month after this Amendment, the Company agreed to pay the balance of the outstanding amount in euros in full in one payment. At the time of the refinancing, the current portion of the Company's long-term debt was reduced from approximately $2,600,000 to $252,000.

Annual maturities of long-term debt are as follows:

Year Ending June 30,	Total
2012	$ 278,278
2013	298,395
2014	319,966
2015	343,096
2016	3,544,561
Total	4,784,296
Current portion of long-term debt	278,278
Long-term portion	$4,506,018

7. Capital Stock Transactions

Stock Option Plans

As of June 30, 2011, the Company had in effect five employee stock option plans that provide for incentive and non-qualified stock options. After accounting for shares issued upon exercise of options, a total of 1,281,152 shares of the Company's common stock remain available for issuance as of June 30, 2011. Under the terms of the plans, options may not be granted for less than the fair market value of the Common Stock at the date of grant. Vesting generally occurs ratably over five years and the options are exercisable over a period no longer than ten years after the grant date. As of June 30, 2011, options to purchase 1,021,688 shares of the Company's common stock were outstanding, of which 892,563 were exercisable, and 259,464 shares were reserved for future grants.

The following is a summary of Escalon's stock option activity and related information for the fiscal years ended June 30, 2011 and 2010:

	2011		2010	
	Common Stock Options	Weighted Average Exercise Price	Common Stock Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	1,021,688	$ 4.58	1,039,077	$ 4.70
Granted	—	$ —	56,000	$ 1.51
Exercised	—	$ —	—	$ —
Forfeited	—	$ —	(73,389)	$ 2.10
Outstanding at the end of the year	1,021,688	$ 4.58	1,021,688	$ 4.58
Exercisable at the end of the year	892,563		866,505	
Weighted average fair value of options granted during the year		$ —		$ 1.51

The following table summarizes information about stock options outstanding as of June 30, 2011:

Range of Exercise Prices	Number Outstanding at June 30, 2011	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at June 30, 2011	Weighted Average Exercise Price
$1.45 to $2.12	102,367	4.97	$ 1.53	75,484	$ 1.53
$2.37 to $2.77	419,942	6.21	$ 2.62	317,700	$ 2.66
$4.97 to $5.59	73,000	4.32	$ 5.05	73,000	$ 5.05
$6.19 to $6.19	168,250	3.17	$ 6.19	168,250	$ 6.19
$6.94 to $8.06	258,129	3.48	$ 7.41	258,129	$ 7.41
Total	1,021,688			892,563	

Compensation expense related to stock options for the years ended June 30, 2011 and 2010 was $111,054 and $125,160, respectively.

Sale of Common Stock and Warrants

On November 20, 2008, the Company completed a $1,100,000 private placement of common stock and common stock purchase warrants to accredited investors. The Company sold 1,000,000 shares of common stock at $1.10 per share. The investors also received warrants to purchase an additional 150,000 shares of common stock at an exercise price of $1.21 per share, which expire in 5 years. The warrants have a fair value of $132,114. The fair value of the warrants was estimated at the date of agreement using the Black-Scholes pricing method. The net proceeds to the Company from the offering, after fees and expenses of $1,029,000 have been allocated among common stock and warrants based on their relative fair values. As the result of the private placement, the Company had 7,526,430 shares of common stock outstanding, not including the shares issuable upon the exercise of the warrants.

The shares were offered in reliance on an exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act"). The shares may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

On March 17, 2004, the Company completed a $10,400,000 private placement of common stock and common stock purchase warrants to accredited and institutional investors. The Company sold 800,000 shares of its common stock at $13.00 per share. The investors also received warrants to purchase an additional 120,000 shares of common stock at an exercise price of $15.60 per share. The warrants expired on September 13, 2009. The securities were sold pursuant to the exemptions from registration of Rule 506 of Regulation D and Section 4(2) under the Securities Act of 1933. The Company has subsequently filed a registration statement with the Securities and Exchange Commission, declared effective on April 20, 2004, to register for resale by the holders all of the common stock issued in conjunction with this private placement and common stock purchasable upon exercise of the warrants.

The net proceeds to the Company from the offering, after costs associated with the offering, of $9,787,918, have been allocated among common stock and warrants based on their relative fair values. The Company used the Black-Sholes pricing model to determine the fair value of the warrants to be $1,601,346.

Per **FASB ASC 815,** in some cases, an instrument may be indexed to the issuer's stock and one or more other defined contingencies. For the purpose of evaluating whether such an instrument, should be considered indexed to an entity's own stock for accounting purposes, the following two-step approach must be applied. An instrument that fails either step is not considered indexed to the company's own stock, and therefore, would be reported as a liability as opposed to equity.

Step 1. Evaluate any contingent exercise provisions—an instrument is not considered indexed to a company's own stock if its exercisability is affected by changes in an underlying event or the occurrence of an event based on (a) an observable market (other than the market for the issuer's own stock) or (b) an observable index (other than an index calculated or measured solely by reference to the issuer's own operations, such as sales revenue of the issuer). Exercise contingencies based on other underlyings or events do not preclude the instrument from being considered indexed to a company's own stock.

The warrant's exercisability is not affected by changes in an observable market or an observable index; therefore the warrants pass step one.

Step 2. Evaluate settlement provisions—an instrument would be considered indexed to an entity's own stock if (a) its settlement consideration would equal the difference between the fair value of a fixed number of the entity's equity shares and a fixed strike price/settlement amount (but if not fixed, this condition is still met if the only variables that affect the settlement amount are inputs to the fair value of a fixed-for-fixed forward or option on equity shares) and (b) the strike price or embedded conversion option is denominated in the issuer's functional currency.

There are no provisions in the Common Stock Purchase Warrant Agreements that change the fact that the settlement consideration would equal the difference between the fair value of a fixed number of the entity's equity shares and a fixed strike price/settlement amount. As such, the warrants also pass step two.

Since the warrants passed both step 1 and 2 under FASB ASC 815, the warrants are indexed solely to shares in the reporting entities stock and are therefore not recorded as a liability but as equity.

8. Income Taxes

The provision for income taxes for the years ended June 30, 2011 and 2010 consists of the following:

	2011	2010
Current income tax (benefit) provision		
Federal, (alternative minimum tax refund)	$ (239,879)	$ —
State	—	—
	(239,879)	—
Deferred income tax provision		
Federal	868,724	324,169
State	203,774	76,040
Change in valuation allowance	(1,072,498)	(400,209)
	—	—
Income tax (benefit) expense	$ (239,879)	$ —

During the year ended June 30, 2011, the alternative minimum tax refund was applied for by the Company in connection with the change in certain federal tax laws.

Income taxes (benefit) as a percentage of income (loss) for the years ended June 30, 2011 and 2010 differ from statutory federal income tax rate due to the following:

	2011	2010
Statutory federal income tax rate	-34.0%	-34.0%
Increase in deductable timing differences	0.0%	18.0%
Net operating loss carryforward	27.2%	16.0%
Nondeductable permanent difference (Goodwill)	6.8%	0.0%
Alternative minimum tax refund	-4.2%	0.0%
Effective income tax rate	-4.2%	0.0%

As of June 30, 2011, the Company had deferred income tax assets of $11,874,352. The deferred income tax assets have a valuation allowance of $11,848,843. The valuation allowance is based on uncertainty with respect to the ultimate realization of net operating loss carryforwards.

The components of the net deferred income tax assets and liabilities as of June 30, 2011 and 2010 are as follows:

	2011	2010
Deferred income tax assets:		
Net operating loss carryforward	$ 9,098,323	$ 10,447,391
Executive post retirement costs	335,275	349,459
General business credit	207,698	207,698
Allowance for doubtful accounts	252,914	313,963
Accrued vacation	154,114	159,054
Inventory reserve	663,871	401,457
Accelerated amortization on goodwill and other intangible assets	1,101,794	998,707
Warranty reserve	57,363	57,848
Total deferred income tax assets	11,874,352	12,935,577
Valuation allowance	(11,848,843)	(12,921,341)
	25,509	14,236
Deferred income tax liabilities:		
Accelerated depreciation	(25,509)	(14,236)
Total deferred income tax liabilities	(25,509)	(14,236)
	$ 0	$ 0

As of June 30, 2011, the Company has a valuation allowance of $11,848,843, which primarily relates to the federal net operating loss carryforwards. The valuation allowance is a result of management evaluating its estimates of the net operating losses available to the Company as they relate to the results of operations of acquired businesses subsequent to their being acquired by the Company. The Company evaluates a variety of factors in determining the amount of the valuation allowance, including the Company's earnings history, the number of years the Company's operating loss and tax credits can be carried forward, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings. Any tax benefits related to stock options that may be recognized in the future through reduction of the associated valuation allowance will be recorded as additional paid-in capital. The Company has available federal and state net operating loss carry forwards of approximately $25,856,000 and $3,225,000, respectively, of which $2,942,000 and $253,000, respectively, will expire over the next ten years, and $22,914,000 and $2,972,000, respectively, will expire in years eleven through twenty-four. Approximately $3,657,000 of federal net operating losses expired June 30, 2011. Not included in the $25,856,000 federal net operating loss is approximately $8.2 million federal NOL carry forward at June 30, 2011 which represents amounts that were transferred to the Company as a result of the acquisition of Drew. Use of this transferred NOL could be limited under Section 382 and can only be used against future Drew taxable income. Any tax benefit realized from such use would first reduce acquired goodwill.

The Company continues to monitor the realization of its deferred tax assets based on changes in circumstances, for example, recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. The Company's income tax provision and management's assessment of the realizability of the Company's deferred tax assets involve significant judgments and estimates. If taxable income expectations change, in the near term the Company may be required to reduce the valuation allowance which would result in a material benefit to the Company's results of operations in the period in which the benefit is determined by the Company.

Effective July 1, 2007, the Company adopted the FASB authoritative guidance which prescribes a model for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, penalties, disclosure and transition. Implementation of the FASB authoritative guidance did not result in a cumulative effect adjustment to retained earnings. With few exceptions, the Company is no longer subject to audits by tax authorities for tax years prior to 2007. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss amount. At June 30, 2011, the Company did not have any significant unrecognized tax positions.

The Company has provided what it believes to be an appropriate amount of tax for items that involve interpretation to the tax law. However, events may occur in the future that will cause the Company to reevaluate the current provision and may result in an adjustment to the liability for taxes.

9. Commitments and Contingencies

Commitments

The Company leases its manufacturing, research and corporate office facilities and certain equipment under non-cancelable operating lease arrangements. The future annual amounts to be paid under these arrangements as of June 30, 2011 are as follows:

Year Ending June 30,	Lease Obligations
2012	$ 825,680
2013	837,218
2014	638,733
2015	515,211
2016	480,994
Thereafter	546,798
Total	**$3,844,634**

Rent expense charged to continuing operations during the years ended June 30, 2011 and 2010 was approximately $978,000 and $855,000, respectively.

Legal Proceedings

The Company, from time to time is involved in various legal proceedings and disputes that arise in the normal course of business. These matters have included intellectual property disputes, contract disputes, employment disputes and other matters. The Company does not believe that the resolution of any of these matters has had or is likely to have a material adverse impact on the Company's business, financial condition or results of operations.

10. Retirement and Post-Retirement Plans

The Company adopted a 401(k) retirement plan effective January 1, 1994. The Company's employees become eligible for the plan commencing on the date of employment. Company contributions are discretionary, and no Company contributions have been made since the plan's inception.

On January 14, 2000, the Company acquired Sonomed. Sonomed adopted a 401(k) retirement plan effective on January 1, 1993. This plan has continued subsequent to the acquisition and is available only to Sonomed employees. There were no discretionary contributions for the fiscal years ended June 30, 2011 and 2010.

On July 23, 2004, the Company acquired Drew. Drew adopted a 401(k) retirement plan effective on July 1, 1995. This plan has continued subsequent to the acquisition and is available only to Drew's United States employees. Company contributions are discretionary, and no contributions have been made since Drew was acquired by the Company. Drew also has two defined contribution retirement plans which became effective November 24, 2002 and February 1, 1992. These plans have continued subsequent to the acquisition and are available only to Drew's United Kingdom Employees. There were no Drew contributions for the fiscal years ended June 30, 2011 and 2010.

On June 23, 2005, the Company entered into a Supplemental Executive Retirement Benefit Agreement with its Chairman and Chief Executive Officer. The agreement provides for the payment of supplemental retirement benefits to the covered executive in the event of the covered executive's termination of services with the Company under the following circumstances:

- If the covered executive retires, the Company would be obligated to pay the executive $8,000 per month for life, with payments commencing the month after retirement. If the covered executive were to die within a period of three years after such retirement, the Company would be obligated to continue making such payments until a minimum of 36 monthly payments have been made to the covered executive and his beneficiaries in the aggregate.
- If the covered executive dies before his retirement while employed by the Company, the Company would be obligated to make 36 monthly payments to his beneficiaries of $8,000 per month commencing in the month after his death.
- If the covered executive were to become disabled while employed by the Company, the Company would be obligated to pay the executive $8,000 per month for life, with payments commencing the month after he suffers such disability. If the covered executive were to die within three years after suffering such disability, the Company would be obligated to continue making such payments until a minimum of 36 monthly payments have been made to the covered executive and his beneficiaries in the aggregate.
- If the covered executive's employment with the Company is terminated by the Company, or if the executive terminates his employment with the Company for good reason, as defined in the agreement, the Company would be obligated to pay the executive $8,000 per month for life. If the covered executive were to die within a period of three years after such termination, the Company would be obligated to continue making such payments until a minimum of 36 monthly payments have been made to the covered executive and his beneficiaries in the aggregate.

As of June 30, 2011 and 2010 approximately $986,000 and $1,028,000 was accrued retirement benefits, respectively. These amounts represent the approximate present value of the supplemental retirement benefits awarded.

11. Other Revenue

Bio-Rad Laboratories, Inc. Royalty

The royalty received from Bio-Rad Laboratories, Inc. ("Bio-Rad") relates to a certain non-exclusive Eighth Amendment to an OEM Agreement ("OEM Agreement") between the Company's Drew subsidiary and Bio-Rad, dated July 19, 1994. Bio-Rad pays a royalty based on sales of certain of Drew's products in certain geographic regions.

The material terms of the OEM Agreement, provided:

- Drew receives an agreed royalty per test;
- Royalty payments will be made depending on the volume of tests provided by Bio-Rad. If less than 3,750 tests per month are provided by Bio-Rad, Bio-Rad will calculate the number of tests used on a quarterly basis in arrears and pay Drew within 45 days of the end of the quarter. If more than 3,750 tests per month are provided by Bio-Rad, Bio-Rad will pay an estimated monthly royalty and within 45 days of the end of the quarter will make final settlement upon the actual number of tests.

While the agreement, as amended by the Eighth Amendment, expired on May 15, 2005, the parties have continued to operate under the terms of the expired agreement pending negotiation of a potential extension and/or revision.

TECOM Agreement

On June 25, 2009 BioCode entered into a License and Supply Agreement with TECOM Science Corporation ("TECOM") for the sale of certain intellectual property and distribution rights in China from Biocode for the purpose of manufacturing the Xenia instrument and the purchasing of reagents for the Xenia for its own use and for sale to its customers in China for 750,000 Euros. TECOM has the exclusive right to manufacture the Xenia into a form for marketing and sale to end users under TECOM'S trademark and/or trade name within China. TECOM has the exclusive rights to constitute the Xenia reagents into a form for marketing and sale to end users under TECOM's trademark and/or trade name within China. TECOM provided Biocode an exclusive right to the use of any improvements or modifications to the Xenia. The Agreement remains in effect for a period of 20 years and is renewable for an additional 10 years. Biocode has fulfilled all of its responsibilities under the contract and has recognized the entire contract amount in other revenue for the year ended June 30, 2010.

The following table presents other revenue received by the Company for the years ended June 30, 2011 and 2010:

	2011	2010
Bio-Rad royalty	$ 0	$ 48,215
Other income	0	49,236
TECOM royalty	0	887,610
Total	**$ 0**	**$985,061**

12. Discontinued Operations

In an effort to enhance stockholder value, improve working capital and enable us to focus on the Company's core in-vitro diagnostics and ophthalmology manufacturing businesses, on April 30, 2010 the

Company divested certain Vascular Access assets held by its Vascular Access subsidiaries to Vascular Solutions, Inc. The total sales price was $5,750,000, consisting of cash of $5,000,000 at closing and $750,000 payable in cash upon the successful completion of the transfer of the manufacturing to Vascular Solutions, Inc. plus a one-time earn-out payment in an amount equal to 25% of the net sales of the VascuView TAP products sold by Vascular Solutions, Inc. between July 1, 2010 and June 30, 2011. The manufacturing transfer was completed on August 31, 2010. During this four-month transition, the Company continued to manufacture product in its Wisconsin facility under a supply agreement concurrently entered into with Vascular Solutions, Inc. The supply agreement ended on August 30, 2010. Vascular Access generated approximately $565,000 in gross profit related to the supply agreement.

The following table summarizes the results of discontinued operations for the three years ended June 30, 2011 and 2010 (in thousands):

	2011	2010
Revenue, net	$638	$3,427
Cost of goods	283	1,574
Market, general and administrative	157	1,612
Research & development	29	260
Total Costs and expenses	469	3,446
Net income (loss) from discontinued operations	169	(19)
Gain on sale of assets	0	3,493
Net income	$169	$3,474

Assets and liabilities of discontinued operations included in the consolidated balance sheets are summarized as follows at June 30, 2011 and 2010 (in thousands):

	2011	2010
Assets		
Accounts receivable	$ 0	$ 325
Inventory	0	342
Other assets	0	7
Receivable from sale of Vascular assets	0	750
Total Assets	0	1,424
Liabilities		
Payable related to sale of Vascular assets	0	500
Accrued expenses	0	206
Total liabilities	0	706
Net assets of discontinued operations	$ 0	$ 718

13. Segment Reporting

Management reviews financial information, allocates resources and manages the business as three segments, Sonomed-Escalon, ECD and Escalon Medical Corp. The Sonomed-Escalon segment consists of Sonomed, Escalon Digital Imaging and Trek, all of which are engaged in the development and sale of Ophthalmic medical devices. The ECD segment consists of Drew Scientific, Inc., and its wholly owned subsidiaries JAS Diagnostics and Biocode-Hycell. ECD develops and sells clinical diagnostic instruments, reagents and chemistries. The Escalon Medical Corp. segment presents the administrative corporate operations of the consolidated group.

On April 30, 2010, certain assets of Vascular Access were sold for $5,750,000, see footnote 12 for additional information.

The table below sets forth loss from continuing operations for the years ended June 30, 2011 and 2010.

Table amounts in thousands:

	Segment Statements of Operations (in thousands)—Twelve months ended June 30,							
	Escalon Clinical Diagnostics		Sonomed Escalon		Corporate		Total	
	2011	2010	2011	2010	2011	2010	2011	2010
Revenues, net:								
Product revenue	$ 18,077	$ 19,403	$11,867	$11,254	$ 0	$ 0	$29,944	**$30,657**
Other revenue	0	985	0	0	0	0	0	**985**
Total revenue, net	**18,077**	**20,388**	**11,867**	**11,254**	**0**	**0**	**29,944**	**31,642**
Costs and expenses:								
Cost of goods sold	11,398	11,137	6,475	6,305	0	0	17,873	**17,442**
Marketing, General & Admin	10,386	11,843	3,702	3,201	1,246	649	15,334	**15,693**
Research & Development	726	957	876	937	0	0	1,602	**1,894**
Goodwill Impairment	0	0	906	0	0	0	906	**0**
Total costs and expenses	**22,510**	**23,937**	**11,959**	**10,443**	**1,246**	**649**	**35,715**	**35,029**
(Loss) income from operations	**(4,433)**	**(3,549)**	**(92)**	**811**	**(1,246)**	**(649)**	**(5,771)**	**(3,387)**
Other (expense) and income:								
Equity in OTM	0	0	0	0	(70)	(75)	(70)	**(75)**
Interest expense	(324)	(416)	0	(10)	0	0	(324)	**(426)**
Total other (expense) and income	**(324)**	**(416)**	**0**	**(10)**	**(70)**	**(75)**	**(394)**	**(501)**
(Loss) and income before taxes	**(4,757)**	**(3,965)**	**(92)**	**801**	**(1,316)**	**(724)**	**(6,165)**	**(3,888)**
Income taxes benefit from continuing operations	0	0	0	0	(240)	0	(240)	**0**
Net (loss) income from continuing operations	**$ (4,757)**	**$ (3,965)**	**$ (92)**	**$ 801**	**$(1,076)**	**$(724)**	**$ (5,925)**	**$ (3,888)**

The Company operates in the healthcare market, specializing in the development, manufacture and marketing of (1) ophthalmic medical devices and pharmaceuticals; (2) in-vitro diagnostic ("IVD") instrumentation and consumables for use in human and veterinary hematology. On April 30, 2010, the Company sold its Vascular business. The business segments reported above are the segments for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources and assessing performance. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. For the purposes of this illustration, corporate expenses, which consist primarily of executive management and administrative support functions, are allocated across the business segments based upon a methodology that has been established by the Company, which includes a number of factors and estimates and that has been consistently applied across the business segments. These expenses are otherwise included in the corporate segment.

During the fiscal years ended June 30, 2011 and 2010, ECD derived its revenue from the sale of instrumentation and consumables for blood cell counting and blood analysis in the areas of diabetes, cardiovascular diseases and human and veterinary hematology. Sonomed-Escalon derived its revenue from the sale of A-Scans, B-Scans and pachymeters. These products are used for diagnostic or biometric applications in ophthalmology. Revenue from the sale of ISPAN™ gas products and various disposable ophthalmic surgical products are from CFA digital imaging systems and related products.

No customer represented more than 10% of consolidated revenue from continuing operations for the years ended June 30, 2011 and 2010. Foreign sales in 2011 increased $2,982,000 or 37% to $10,973,000.

	2011	2010
ECD	$ 5,114,039	$ 3,592,919
Sonomed-Escalon	5,859,438	4,398,961
	$10,973,477	**$ 7,991,880**
Total	$10,973,477	**$ 7,991,880**
Total Net Revenue	$29,944,212	**$31,641,579**
	36.6%	**25.3%**

14. Related-Party Transactions

Escalon and a member of the Company's Board of Directors are founding and equal members of Ocular Telehealth Management, LLC ("OTM"). OTM is a diagnostic telemedicine company providing remote examination, diagnosis and management of disorders affecting the human eye. OTM's initial solution focuses on the diagnosis of diabetic retinopathy by creating access and providing annual dilated retinal examinations for the diabetic population. OTM was founded to harness the latest advances in telecommunications, software and digital imaging in order to create greater access and a more successful disease management for populations that are susceptible to ocular disease. Through June 30, 2011, Escalon had invested $444,000 in OTM and owned 45% of OTM. The Company provides administrative support functions to OTM. For the years ended 2011 and 2010 the Company recorded losses of $70,393 and $74,911, respectively. At June 30, 2011 OTM had total assets, liabilities and equity of $2,000 $80,000 and ($78,000), respectively.

Richard J. DePiano, Sr., the Company's Chief Executive Officer. participated in an accounts receivable factoring program that was implemented by the Company. Under the program, Mr. DePiano advanced the Company $157,332 which represented 80% of an amount due from a Drew customer in Algeria, as of June 30, 2010 the entire amount of the receivable was collected. The receivable from Algeria, was not eligible to be sold to the Company's usual factoring agent. Interest on the transaction is 1.75% per month, which is equal to the best price offered by the Company's usual factoring agent. The transaction excluded fees typically charged by the factoring agent and provided much needed liquidity to the Company. Mr. DePiano was paid back in full and was paid $6,351 in interest on the transaction during the year ended June 30, 2010.

15. Fair Value Measurements

On July 1, 2008, the Company adopted the FASB-issued authoritative guidance for the fair value of financial assets and liabilities. This standard defines fair value and establishes a hierarchy for reporting the reliability of input measurements used to assess fair value for all assets and liabilities. The FASB issued authoritative guidance defines fair value as the selling price that would be received for an asset, or paid to transfer a liability, in the principal or most advantageous market on the measurement date. The hierarchy established prioritizes fair value measurements based on the types of inputs used in the valuation technique. The inputs are categorized into the following levels:

Level 1—Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2—Directly or indirectly observable inputs for quoted and other than quoted prices for identical or similar assets and liabilities in active or non-active markets.

Level 3—Unobservable inputs not corroborated by market data, therefore requiring the entity to use the best available information available in the circumstances, including the entity's own data.

Certain financial instruments are carried at cost on the consolidated balance sheets, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses.

The Company determined that the fair value of the outstanding debt approximates the outstanding balances based on the remaining maturity of the note for the Biocode debt and other Level 3 measurements. By "other level 3 measurements" the Company is referring to "unobservable inputs not corroborated by market data, therefore requiring the entity to use the best available information available in the circumstances, including the entity's own data". The Company included this reference because in determining the estimated fair value of our debt we first attempted to use a "commonly accepted valuation methodology" of applying rates currently available to the Company for debt with similar terms and remaining maturities. The debt currently on the Company's balance sheet is related to the acquisition of Biocode Hycell on December 31, 2008. The acquisition was 100% financed by the seller. Management concluded that given the financial state of the Company and the overall state of the credit markets there is no financial institution that would make available funds to the Company for the 100% financing of a foreign entity with similar terms and remaining maturities, or in fact, on any terms. The Company then considered whether there was any "level 3" considerations, as defined above, which might aid the Company in determining the fair market value of this unique form of debt. The Company determined that there was not and came to the conclusion that given the weakened state of the Company and overall market conditions there was no other source of financing available to the Company, from any source on any terms, other than the willing seller of the Biocode assets. Therefore, the Company concluded that the fair market value of the debt remains equal to its book value at June 30, 2011 and 2010.

16. Drew Dallas Austerity Plan Update

As part of ongoing austerity measures that have been implemented over the past two years at Drew, management decided in June 2011 to outsource the manufacturing of Drew's instruments and cease all manufacturing out of its Dallas facility. Research and development activities performed in Dallas will also be eliminated and will be outsourced on an as needed basis. Management anticipates that the Dallas facility will cease manufacturing activities on or about September 30, 2011. Approximately $120,000 was accrued at June 30, 2011 to cover severance expenses related to the closing of this facility.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, the Company's management evaluated, with the participation of the Company's principal executive officer and principal financial officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the company in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including the Company's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material affect on our financial statements.

As of the end of the period covered by this Annual Report on Form 10-K, the Company's management evaluated, with the participation of its principal executive officer and principal financial officer, the effectiveness of the Company's internal control over financial reporting. This evaluation was conducted using the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, the Company's management concluded that its internal control over financial reporting was effective as of June 30, 2011.

Pursuant to the rules of the SEC, the Company's management's report on internal control over financial reporting is furnished with this Annual Report on Form 10-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933 or Securities Exchange Act of 1934.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding our internal control over financial reporting. The Company's management's report on internal control over financial reporting was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only the Company's management's report on internal control over financial reporting in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter of 2011 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Item 10 will be provided by incorporating the information required under such item by reference to the Company's Proxy Statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K annual report, or, alternatively, by amendment to this Form 10-K annual report under cover of Form 10-K/A no later than the end of such 120-day period.

ITEM 11. EXECUTIVE COMPENSATION

Item 11 will be provided by incorporating the information required under such item by reference to the Company's Proxy Statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K annual report, or, alternatively, by amendment to this Form 10-K annual report under cover of Form 10-K/A no later than the end of such 120-day period.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 12 will be provided by incorporating the information required under such item by reference to the Company's Proxy Statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K annual report, or, alternatively, by amendment to this Form 10-K annual report under cover of Form 10-K/A no later than the end of such 120-day period.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Item 13 will be provided by incorporating the information required under such item by reference to the Company's Proxy Statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K annual report, or, alternatively, by amendment to this Form 10-K annual report under cover of Form 10-K/A no later than the end of such 120-day period.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Item 14 will be provided by incorporating the information required under such item by reference to the Company's Proxy Statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K annual report, or, alternatively, by amendment to this Form 10-K annual report under cover of Form 10-K/A no later than the end of such 120-day period.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed as Part of This Annual Report on Form 10-K:

(1) Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are included in Part II, Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of June 30, 2011 and 2010

Consolidated Statements of Operations for the years ended June 30, 2011 and 2010

Consolidated Statements of Shareholders' Equity and Comprehensive Loss for the years ended June 30, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended June 30, 2011 and 2010

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

All other schedules have been omitted because the required information is not applicable or the information is included in the Company's Consolidated Financial Statements or the related Notes to Consolidated Financial Statements.

(3) EXHIBITS

The following is a list of exhibits filed as part of this Annual Report on Form 10-K, where so indicated by footnote, exhibits that were previously filed, are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated parenthetically, followed by the footnote reference to the previous filing.

3.1	(a)	Restated Articles of Incorporation of the Company. (8)
	(b)	Agreement and Plan of Merger dated as of September 28, 2001 between Escalon Pennsylvania, Inc. and Escalon Medical Corp. (8)
3.2		Bylaws of Registrant. (8)
4.5	(a)	Warrant Agreement between Registrant and U.S. Stock Transfer Corporation. (1)
	(b)	Amendment to Warrant Agreement between the Company and U.S. Stock Transfer Corporation. (2)
	(c)	Amendment to Warrant Agreement between the Company and American Stock Transfer Corporation. (3)
10.6		Employment Agreement between the Company and Richard J. DePiano dated May 12, 1998. (6)**
10.7		Non-Exclusive Distributorship Agreement between Company and Scott Medical Products dated October 12, 2000. (9)
10.13		Supply Agreement between the Company and Bausch & Lomb Surgical, Inc. dated August 13, 1999. (5)
10.29		Company's amended and restated 1999 Equity Incentive Plan. (13) **

10.30	Securities Purchase Agreement dated as of March 16, 2004 (the "Securities Purchase Agreement") between the Company and the Purchasers signatory thereto. (14)
10.31	Registration Rights Agreement dated as of March 16, 2004 between the Company and the Purchasers signatory thereto. (14)
10.32	Form of Warrant to Purchase Common Stock issued to each Purchaser under the Securities Purchase Agreement. (14)
10.33	Manufacturing Supply and Distribution Agreement between Sonomed, Inc. and Ophthalmic Technologies, Inc. dated as of March 11, 2004. (15)
10.34	Supplemental Executive Retirement Benefit Agreement for Richard DePiano dated June 23, 2005. (16)**
10.35	Settlement Agreement with Intralase Corp, dated February 27, 2008 (4).
10.36	Vascular Access Sales Agreement with Vascular Solutions, Inc. dated April 28, 2010 (17)
21	Subsidiaries. (11)
23.1	Consent of Independent Registered Public Accounting Firm (*).
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (*).
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (*).
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (*).
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (*).

* Filed herewith.
** Management contract of compensatory plan.
(1) Filed as an exhibit to Pre-Effective Amendment No. 2 to the Company's Registration Statement on Form S-1 dated November 9, 1993 (Registration No. 33-69360).
(2) Filed as an exhibit to the Company's Form 10-KSB for the year ended June 30, 1994.
(3) Filed as an exhibit to the Company's Form 10-KSB for the year ended June 30, 1995.
(4) Filed as an exhibit to the Company's Form 8-K dated February 27, 2008.
(5) Filed as an exhibit to the Company's Form 10-KSB for the year ended June 30, 1999.
(6) Filed as an exhibit to the Company's Form 8-K/A, dated March 31, 2000.
(7) Filed as an exhibit to the Company's Registration Statement on Form s-* dated February 25, 2000 (Registration No. 333-31138).
(8) Filed as an exhibit to the Company's Proxy Statement on Schedule 14A, as filed by the Company with the SEC on September 21, 2001.
(9) Filed as an exhibit to the Company's Form 10-KSB for the year ended June 30, 2001.
(10) Filed as an exhibit to the Company's Form 10-Q for the quarter ended March 31, 2001.
(11) Filed as an exhibit to the Company's Form 10-KSB/A for the year ended June 30, 2002.
(12) Filed as an exhibit to the Company's Form 10-Q for the quarter ended December 31, 2002.
(13) Filed as an exhibit to the Company's Form 10-Q for the quarter ended December 31, 2003.
(14) Filed as an exhibit to the Company's Registration Statement on Form s_3 dated April 8, 2004 (Registration No. 333-114332).
(15) Filed as an exhibit to the Company's Form 10-Q for the quarter ended March 31, 2004.
(16) Filed as an exhibit to the Company's Form 8-K, dated June 23, 2005.
(17) Filed as an exhibit to the Company's Form 8-K, dated May 6, 2010.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Escalon Medical Corp.
(Registrant)

By: /s/ Richard J. DePiano
Richard J. DePiano
Chairman and Chief Executive Officer

Dated: September 28, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ Richard J. DePiano Richard J. DePiano	Chairman and Chief Executive Officer (Principal Executive Officer) and Director	September 28, 2011
By: /s/ Robert M. O'Connor Robert M. O'Connor	Chief Financial Officer (Principal Financial and Accounting Officer)	September 28, 2011
By: /s/ Anthony Coppola Anthony Coppola	Director	September 28, 2011
By: /s/ Jay L. Federman Jay L. Federman	Director	September 28, 2011
By: /s/ William L.G. Kwan William L.G. Kwan	Director	September 28, 2011
By: /s/ Lisa Napolitano Lisa Napolitano	Director	September 28, 2011
By: /s/ Fred Choate Fred Choate	Director	September 28, 2011

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

As independent registered public accountants, we hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-157174, 333-44513 and 333-114332) and Form S-8 (Nos. 33-54994, 33-80162, 333-31138, 333-54980, and 333-83392) of our report dated September 28, 2011, related to the consolidated financial statements of Escalon Medical Corp. and Subsidiaries as of June 30, 2011 and 2010 and for the years then ended included in the Annual Report on Form 10-K for the year ended June 30, 2011. It should be noted that we have not audited any financial statements of the Company subsequent to June 30, 2011, or performed any audit procedures subsequent to the date of our report.

/s/ MAYER HOFFMAN McCANN, P.C.

Plymouth Meeting, Pennsylvania
September 28, 2011

Exhibit 31.1

Certification of Principal Executive Officer

I, Richard J. DePiano, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended June 30, 2011 of Escalon Medical Corp.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Richard J. DePiano

Richard J. DePiano,
Chief Executive Officer
Date: September 28, 2011

Exhibit 32.1

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Escalon Medical Corp. (the "Company") for the fiscal year ended June 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. DePiano, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 28, 2011

/s/ Richard J. DePiano
Richard J. DePiano
Chief Executive Officer

Exhibit 32.2

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Escalon Medical Corp. (the "Company") for the fiscal year ended June 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert M. O'Connor, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 28, 2011

/s/ Robert M. O'Connor

Robert M. O'Connor
Chief Financial Officer

Exhibit 31.2

Certification of Principal Financial Officer

I, Robert M. O'Connor, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended June 30, 2011 of Escalon Medical Corp.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Robert M. O'Connor

Robert M. O'Connor
Chief Financial Officer
Date: September 28, 2011

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

Commission File Number 0-20127

Escalon Medical Corp.
(Exact name of registrant as specified in its charter)

Pennsylvania	**33-0272839**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

435 Devon Park Drive, Building 100, Wayne, PA 19087
(Address of principal executive offices, including zip code)

(610) 688-6830
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Common Stock, par value $0.001	**NASDAQ Capital Market**
(Title of class)	(Name of each exchange on which registered)

Securities Registered Pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is a not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on December 31, 2010 was approximately $11,289,645, computed by reference to the price at which the common equity was last sold on the NASDAQ Capital Market on such date.

As of September 27, 2011, the registrant had 7,526,430 shares of common stock outstanding.

Part III.

Item 10. Directors and Executive Officers and Corporate Governance

Directors and Executive Officers

The following table sets forth information with respect to our directors and our executive officers as of October 26, 2011.

Name	Age	Position
Richard J. DePiano	70	Chairman and Chief Executive Officer
Richard J. DePiano, Jr.	45	President and General Counsel
Robert M. O'Connor	50	Chief Financial Officer
Mark G. Wallace	42	Chief Operating Officer
Anthony J. Coppola	74	Director
Jay L. Federman	73	Director
William L.G. Kwan	70	Director
Lisa A. Napolitano	48	Director
Fred G. Choate	65	Director

Set forth below are the names, positions held and business experience, including during the past five years, of our directors and executive officers as of October 28, 2011. Officers serve at the discretion of the board of directors. The President and General Counsel, Richard J. DePiano, Jr., is the son of the Chairman and Chief Executive Officer, Richard J. DePiano. There are no other family relationships between any of the directors or executive officers and there is no arrangement or understanding between any director or executive officer and any other person pursuant to which the director or executive officer was selected.

Mr. DePiano has been a Class III director, whose term ends in 2011, since February 1996 and has served as our Chairman and Chief Executive Officer since March 1997. Mr. DePiano has been the chief executive officer of the Sandhurst Company, L.P. and managing director of the Sandhurst Venture Fund, a venture capital fund since 1986. Mr. DePiano also serves as chairman of the board of directors of PhotoMedex, Inc.

Mr. DePiano, Jr. was appointed our President and General Counsel of the Company on January 1, 2008. Previously, he was Chief Operating Officer and General Counsel. Mr. DePiano, Jr. joined us in November of 2000 as Vice President Corporate and Legal Affairs. He currently serves as a member of the board of directors and was President from 2008 to 2009 of the Delaware Valley Corporate Counsel Association ("DELVACCA"). Mr. DePiano, Jr. also serves as a member of the nominations committee, Chairman of the law school initiative committee and member of the pro-bono committee of DELVACCA. He also is vice chairman of the board of directors of the Montgomery County Industrial Development Authority.

Mr. O'Connor was appointed our Chief Financial Officer on June 30, 2006. Mr. O'Connor joined us from BDO Seidman, LLP, where he served as a senior manager from 2004 to 2006. His prior experience includes both public and private accounting roles as a manager at PricewaterhouseCoopers, L.L.P., where he served in the middle market advisory services group from 1998 until 2000. He held positions of controller and chief financial officer of Science Dynamics, a manufacturer of high tech telecom equipment, from 2000 until 2002, and Ianieri & Giampapa, LLC, a certified public accounting firm, from 2002 until 2004. Mr. O'Connor holds an MBA from Rutgers University — Graduate School of Management and a B.S. from Kean University. He is a certified public accountant and a member of the American Institute of Certified Public Accountants (AICPA).

Mr. Wallace was appointed our Chief Operating Officer on January 1, 2008. Mr. Wallace has worked with us since 1997. Previous to being appointed Chief Operating Officer he was Executive Vice President of our Escalon Digital Solutions and Trek Medical subsidiaries. He has jointly held the position of Vice

President-Quality, with quality and regulatory responsibilities for all of our companies, and has also previously served as Operations Manager at Sonomed, Inc. and our Quality Manager. He had previously worked with Lunar Corp (now GE Healthcare) and Trek Medical. He holds a B.S. in Industrial Engineering and a M.S. in Manufacturing Systems Engineering, both from the University of Wisconsin-Madison, is a senior member of the American Society of Quality, and has over 19 years experience in the medical device industry.

Mr. Coppola has served on our board of directors since 2000. He is a Class I director, and his term ends in 2012. Mr. Coppola is the principal and operator of The Historic Town of Smithville, Inc., a real estate and commercial property company from 1988 to present; Retired Division President of SKF Industries, a manufacturing company, from 1963 to 1986. Mr. Coppola's experience as an owner and operator of various companies enables him to provide our board of directors and management with an appropriate perspective on operations. Further, Mr. Coppola's executive and leadership experience in managing a division of a global manufacturing company provides him with a valuable perspective from which to contribute to our board and management. We believe that Mr. Coppola's executive, operational and financial experience qualifies him to serve as a member of our board and our chairman of our audit committee.

Dr. Federman has served on our board of directors since 1996. He is a Class III director, and his term ends in 2011. Jay Federman, M.D. is an ophthalmologist subspecializing in the management of vitreo-retinal diseases with Associated Retinal Consultants. He is currently an Attending Surgeon at Wills Eye Institute and a Professor of Ophthalmology at Jefferson Medical College. His Directorships include the Research Department of Wills Eye Hospital from 1987 to 1995, Chief of the Department Ophthalmology of the Medical College of Pennsylvania from 1994 to 2004, Co-Director of the Retina Service of Wills Eye Hospital from 1991 to 1999 and a Director of the Vitreo-Retinal Research Foundation of Philadelphia. He is a member of the American Academy of Ophthalmology, American College of Surgeons, American Ophthalmological Society, Association of Research in Vision and Ophthalmology, Club Jules Gonin, Macula Society, and the Retina and Vitreous Societies. Dr. Federman's extensive and leadership experience in the practice of ophthalmology provides him with a unique and valuable perspective from which to contribute to the Board and management, as it oversees its ophthalmology operations. We believe that Dr. Federman's lengthy experience with us, his practical, operational and medical experience qualifies him to serve as a member of our board of directors.

Mr. Kwan has served on our board of directors since 1999. He is a Class I director, and his term ends in 2012. Mr. Kwan is the retired Vice President of Business Development of Alcon Laboratories, Inc. a medical products company, from October 1996 to 1999, and Vice President of International Surgical Instruments from November 1989 to October 1999. Mr. Kwan's executive and leadership experience in the ophthalmology business provides him with a valuable perspective from which to contribute to our board of directors, as it oversees its Ophthalmology operations. We believe that Mr. Kwan's executive, operational and financial experience qualifies him to serve as a member of our board of directors and our audit committee.

Ms. Napolitano has served on our board of directors since 2003. She is a Class II director, and her term ends in 2013. Ms. Napolitano has served as a Tax Manager at Global Tax Management, Inc., a provider of compliance support services for both federal and state taxes, since 1998. Ms. Napolitano is a Certified Public Accountant in Pennsylvania. Ms. Napolitano qualifies for our board of directors and audit committee based on her extensive experience in public accounting and through her understanding of internal controls, accounting principals, business operations and regulatory compliance. We believe that Ms. Napolotano's financial, operational and regulatory experience qualifies her to serve as a member of our board of directors and our audit committee.

Mr. Choate has served on our board of directors since 2005. He is a Class II director, and his term ends in 2013. Mr. Choate has served as the Managing Member of Atlantic Capital Funding LLC, a venture capital fund, from 2003 to present, Managing Member of Atlantic Capital Management LLC, a venture capital fund, from 2004 to present; Baltic-American Enterprise Fund, a venture capital fund, Chief Investment Officer from 2003 to present; Managing Member of Greater Philadelphia Venture Capital

Corp., a venture capital fund, from 1992 to present. Mr. Choate has been a director of Parke Bank since 2003. Mr. Choate was formerly one of our directors from 1998 to 2003. Mr. Choate has extensive banking, business and industry experience, both in leadership positions, as Managing Member of several venture capital funds and his lengthy experience serving on boards of various companies. Mr. Choate's substantial financial, banking, corporate, executive and operational experience, in addition to his prior board experience, qualify him to serve on our board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% shareholders to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC and the NASDAQ Capital Market. The directors, executive officers and 10% shareholders are required to furnish us with copies of all Section 16(a) reports they file. Based on a review of the copies of such reports furnished to us and written representations from our directors and executive officers that no other reports were required, we believe that our directors, executive officers and 10% shareholders complied with all Section 16(a) filing requirements applicable to them for the year ended June 30, 2011.

Code of Conduct and Ethics

Our board of directors has adopted a Code of Conduct and Ethics, which applies to all of our directors, the principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions, officers and employees. Our Code of Conduct and Ethics is posted in the "Corporate Governance" section of our Internet web site at www.escalonmed.com. Any amendments to, or grant of waiver with respect to, any provision of our Code of Conduct and Ethics, will be disclosed noting the nature of such amendment or waiver in the "Corporate Governance" section of our Internet web site at www.escalonmed.com or by other appropriate means as required or permitted under the applicable regulations of the Securities and Exchange Commission and rules of the NASDAQ Stock Market.

Audit Committee Members and Financial Expert

The members of the audit committee of our board of directors are Mr. Coppola, Ms. Napolitano and Mr. Kwan. Our board of directors has determined that each of Messrs. Coppola and Kwan and Ms. Napolitano has the attributes, education and experience of, and therefore is, an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K, and that each member of our audit committee is "independent," as such term is defined in the applicable regulations of the Securities and Exchange Commission and rules of the NASDAQ Capital Market relating to directors serving on audit committees.

Item 11. Executive Compensation
Compensation Discussion and Analysis
Introduction

Our compensation committee is responsible for reviewing and approving the annual compensation of our executive officers and our non-employee directors.

Our compensation committee is composed solely of directors who are not our current or former employees, and each is independent under the current listing standards of the NASDAQ Capital Market. The board of directors has delegated to our compensation committee the responsibility to review and approve our compensation and benefits plans, programs and policies, including the compensation of the chief executive officer and our other executive officers as well as middle-level management and other key employees. The compensation committee administers all of our executive compensation programs, incentive compensation plans and equity-based plans and provides oversight for all of our other compensation and benefit programs.

The key components of the compensation program for executive officers are base salary, bonus and long-term incentives in the form of stock options. These components are administered with the goal of providing total compensation that is competitive in the marketplace, recognizes meaningful differences in individual performance and offers the opportunity to earn superior rewards when merited by individual and corporate performance.

Objectives of Compensation Program

Our compensation committee intends to govern and administer compensation plans to support the achievement of our long-term strategic objectives, to enhance shareholder value, to attract, motivate and retain highly qualified employees by paying them competitively and rewarding them for their own and our success.

We have no retirement plans or deferred compensation programs in effect for our non-employee directors except for our 401(k) plan in which the executive officers are eligible to participate and our executive officers and our Supplemental Executive Retirement and Benefit Agreement with Richard J. DePiano, our Chairman and Chief Executive Officer. Compensation is generally paid as earned. We do not have an exact formula for allocating between cash and non-cash compensation, which has been in the form of stock options. We do not have a non-equity incentive plan, as that term is used in the FASB issued authoritative guidance related to share based payments.

To the extent consistent with the foregoing objectives, our compensation committee also intends to maximize the deductibility of compensation for tax purposes. The committee may, however, decide to exceed the tax deductible limits established under Section 162(m) of the Internal Revenue Code, of 1986, as amended, or the Code, when such a decision appears to be warranted based upon competitive and other factors.

What Our Compensation Program Is Designed to Reward

The key components of the compensation program for executive officers are base salary, bonus and long-term incentives in the form of stock options. These components are administered with the goal of providing total compensation that is competitive in the marketplace, recognizes meaningful differences in individual performance and offers the opportunity to earn superior rewards when merited by individual and corporate performance.

Stock price performance has not been a factor in determining annual compensation insofar as the price of our common stock is subject to a number of factors outside our control. We have endeavored through the grants of stock options to the executive officers to incentivize individual and team performance, providing a meaningful stake in us and linking them to a stake in our overall success.

Elements of Our Compensation Plan and How Each Element Relates to Objectives

There are three primary elements in the compensation package of our executive officers: base salary, bonus and long-term incentives.

Base Salaries

Base salaries for our executive officers are designed to provide a base pay opportunity that is appropriately competitive within the marketplace. We make adjustments to each individual's base salary in connection with annual performance reviews in addition to the assessment of market competitiveness. We increased salaries in 2011 in part to adjust for salary cuts made in prior years. Our compensation committee believed that restoring salaries to pre salary cut levels made them more appropriately competitive with the marketplace.

Bonus

Our compensation committee establishes a bonus program for executive officers and other managers and key employees eligible to participate in the program. We base the program is based on a financial plan for the fiscal year and other business factors. The amount of bonus, if any, hinges on corporate profitability and our overall cash position, and on the performance of the participant in the program. Provision for bonus expense is typically made over the course of a fiscal year. The provision becomes fixed, based on the final review of the compensation committee, which is usually made after the financial results of the fiscal year have been reviewed by our independent accountants. For fiscal 2011, there were two factors that determined executive bonuses, our profitability and a discretionary component. Profitability is the dominant factor under the bonus plan. For the year ended June 30, 2011, Mr. DePiano, Mr. DePiano, Jr. Mr. Wallace and Mr. O'Connor did not receive a bonus due to net loss incurred during this period.

Long-Term Incentives

Grants of stock options under our stock option plans are designed to provide executive officers and other managers and key employees with an opportunity to share, along with shareholders, in our long-term performance. In general, we make stock option grants are generally made annually to all executive officers, with additional grants being made following a significant change in job responsibility, scope or title or a significant achievement. The compensation committee sets the size of the option grant to each executive officer at a level that is intended to create a meaningful opportunity for stock ownership based upon the individual's current position with us, the individual's personal performance in recent periods and his or her potential for future responsibility and promotion over the option term. The compensation committee also takes into account the number of unvested options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. The relevant weight given to each of these factors varies from individual to individual.

Stock options granted under the various stock option plans generally have had a five-year vesting schedule and generally have been set to expire ten years from the date of grant. The exercise price of options granted under the stock option plans is at no less than 100% of the fair market value of the underlying stock on the date of grant. The number of stock options granted to each executive officer is determined by the compensation committee based upon several factors, including the executive officer's salary, performance and the estimated value of the stock at the time of grant, but the compensation committee has the flexibility to make adjustments to those factors in its discretion.

How Amounts Were Selected for Each Element of an Executive's Compensation

Each executive's current and prior compensation is considered in setting future compensation. Base salary and the long-term incentives are not set with reference to a formula.

A target bonus, or portion thereof, is earned, based on fulfillment of conditions, paramount of which is our profitability.

As a general rule, we make option awards in the first or second quarter of a year and after the financial results for the prior year have been audited and reported to the board of directors. Grants and awards are valued, and exercise prices are set, as of the date we make the grant or award. Exceptions to the general rule may arise for grants made to recognize a promotion or to address the effect of expiring options.

The compensation committee has considered whether our overall compensation program for employees in fiscal 2011 creates incentives for employees to take excessive or unreasonable risks that could materially harm us. We believe that several features of our compensation policies for management employees appropriately mitigate such risks, including a mix of long- and short-term compensation incentives that we believe is properly weighted, the uniformity of compensation practices across our company, as a baseline for bonus plan targets for our management.

Accounting and Tax Considerations

On July 1, 2007, we adopted in the FASB issued authoritative guidance related to share based payments. Under this accounting standard, we are required to value stock options granted in fiscal year 2007 and in subsequent fiscal years under the fair value method and expense those amounts in the income statement over the vesting period of the stock option. We were also required to value unvested stock options granted prior to our adoption of the FASB issued authoritative guidance related to share based payments under the fair value method and amortize such expense in the income statement over the stock option's remaining vesting period. A material portion of such amortizing expense relates to option grants made to our executive officers.

Under Section 162(m) of the Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. The compensation committee has been advised that based upon prior shareholder approval of the material terms of our stock option plans, compensation under these plans is excluded from this limitation, provided that the other requirements of Section 162(m) are met. However, when warranted based upon competitive and other factors, the compensation committee may decide to exceed the tax deductible limits established under Section 162(m) Code. The base salary provided to each executive in 2009, 2010 and 2011 did not exceed the limits under Section 162(m) for tax deductibility; no executive exercised any options in 2009, 2010 or 2011.

Overview of Executive Employment Agreements and Equity-Based Awards

On May 12, 1998, we entered into an employment agreement with Richard J. DePiano, our Chairman and Chief Executive Officer. The initial term of the employment agreement commenced on May 12, 1998 and continued through June 30, 2001. The employment agreement renews on July 1 of each year for successive terms of three years unless either party notifies the other party at least 30 days prior to such date of the notifying party's determination not to renew the agreement. The current base salary provided under the agreement, as adjusted for yearly cost of living adjustments, is $394,384 per year, and the agreement provides for additional incentive compensation in the form of a cash bonus to be paid to Mr. DePiano at the discretion of our board of directors. The agreement also provides for health and long-term disability insurance and other fringe benefits as well as an automobile allowance.

On June 23, 2005, we entered into a Supplemental Executive Retirement Benefit Agreement with Mr. DePiano. The agreement provides for the payment of supplemental retirement benefits to Mr. DePiano in the event of his termination of service Mr. DePiano with us under the following circumstances:

- If Mr. DePiano retires, we are obligated to pay Mr. DePiano $8,000 per month for life, with payments commencing the month after retirement. If Mr. DePiano were to die within a period of three years after such retirement, we would be obligated to continue making such payments until a minimum of 36 monthly payments have been made to the covered executive and his beneficiaries in the aggregate.
- If Mr. DePiano dies before his retirement, while employed by us, we would be obligated to make 36 monthly payments to his beneficiaries of $8,000 per month commencing in the month after his death.
- If Mr. DePiano were to become permanently disabled while employed by us, we would be obligated to pay him $8,000 per month for life, with payments commencing the month after he suffers such disability. If Mr. DePiano were to die within three years after suffering such disability, we would be obligated to continue making such payments until a minimum of 36 monthly payments have been made to Mr. DePiano and his beneficiaries in the aggregate.
- If Mr. DePiano's employment with is terminated by us, or if he terminates his employment with us for good reason, as defined in the agreement, we would be obligated to pay him $8,000 per month

for life. If Mr. DePiano were to die within a period of three years after such termination, we would be obligated to continue making such payments until a minimum of 36 monthly payments have been made to him and his beneficiaries in the aggregate.

During the fourth quarter of fiscal 2005, we recorded as an expense in our consolidated statement of income, $1,027,821, which represents the present value of the supplemental retirement benefits awarded.

Compensation of Named Executive Officers

Summary Compensation Table

The following table sets forth certain summary information concerning compensation that we paid or accrued to or on behalf of each of our executive officers during each of the fiscal years ended June 30, 2011, 2010 and 2009 (the "Named Executive Officers").

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation (2)	Total
Richard J. DePiano	2011	$394,384	$—	$ —	$13,968	$ —	$ —	$ 17,001	$425,353
Chairman and Chief	2010	$313,303	$—	$ —	$38,580	$ —	$ —	$ 22,233	$374,116
Executive Officer	2009	$349,319	$—	$ —	$51,856	$ —	$ —	$ 20,040	$421,215
Richard J. DePiano, Jr.	2011	$240,512	$—	$ —	$28,022	$ —	$ —	$ 9,600	$278,134
President and General	2010	$167,670	$—	$ —	$27,301	$ —	$ —	$ 9,600	$204,571
Counsel	2009	$191,407	$—	$ —	$16,592	$ —	$ —	$ 9,600	$217,599
Robert M. O'Connor	2011	$234,471	$—	$ —	$20,088	$ —	$ —	$ 9,600	$264,159
Chief Financial Officer	2010	$191,330	$—	$ —	$19,247	$ —	$ —	$ 9,600	$220,177
	2009	$217,062	$—	$ —	$16,592	$ —	$ —	$ 9,600	$243,254
Mark Wallace	2011	$198,550	$—	$ —	$11,866	$ —	$ —	$ —	$210,416
Chief Operating Officer	2010	$147,150	$—	$ —	$11,267	$ —	$ —	$ —	$158,417
	2009	$161,004	$—	$ —	$ 4,428	$ —	$ —	$ —	$165,432

(1) Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2011, in accordance with in the FASB issued authoritative guidance related to share based payments. Assumptions used in the calculation of these amounts are included in Note 2 to the Consolidated Financial Statements. There were 73,389 of option forfeitures during fiscal 2011. The options granted to Mr. DePiano, Sr. vest over a two-year period; options granted to Mr. DePiano, Jr., Mr. O'Connor and Mr. Wallace vest over a five-year period (see "Long-Term Incentives" under Compensation Discussion and Analysis). No options were exercised by the named executives during the year ended June 30, 2011.

(2) Includes payment of, (a) an automobile allowance and (b) insurance premiums paid for life insurance.

Grants of Plan Based Awards

Grants of Plan Based Awards

There were no plan-based awards granted during the fiscal year ended June 30, 2011.

Outstanding Equity Plan Based Awards at Fiscal Year-End 2011

The following table sets forth certain information regarding grants of equity awards held by the named executive officers as of June 30, 2011.

Option Awards

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Richard J. DePiano	50,000	—	—	$ 2.77	11/1/2011
	10,417	—	—	$ 1.45	8/13/2112
	25,000	—	—	$ 6.94	11/10/2013
	25,000	—	—	$ 6.19	8/17/2014
	40,000	—	—	$ 8.06	8/16/2015
	15,200	—	—	$ 2.65	11/9/2016
	25,000	—	—	$ 3.05	11/13/2017
	25,000	—	—	$ 2.22	9/26/2018
	16,667	3,333	3,333	$ 1.51	11/16/2019
Richard J. DePiano, Jr.	1,100	—	—	$ 2.77	11/1/2011
	3,567	—	—	$ 1.45	8/13/2112
	10,000	—	—	$ 6.94	11/10/2013
	25,000	—	—	$ 6.19	8/17/2014
	20,000	—	—	$ 8.06	8/16/2015
	18,666	1,334	1,334	$ 2.65	11/9/2016
	14,666	5,334	5,334	$ 3.05	11/13/2017
	11,000	9,000	9,000	$ 2.22	9/26/2018
	4,000	8,000	8,000	$ 1.51	11/16/2019
Robert M. O'Connor	60,000			$ 5.05	6/29/2016
	14,666	5,334	5,334	$ 3.05	11/13/2017
	11,000	9,000	9,000	$ 2.22	9/26/2018
	4,667	9,333	9,333	$ 1.51	11/16/2019
Mark Wallace	3,666	1,334	1,334	$ 3.05	11/13/2017
	11,000	9,000	9,000	2.22	9/26/2018
	3,333	6,667	6,667	1.51	11/16/2019

(1) These options were granted under our 1999 Equity Incentive Plan and have a term of ten years, subject to earlier termination in certain events. The options granted to Mr. DePiano, Sr. vest over a two-year period. Options granted to Mr. DePiano, Jr., Mr. O'Connor and Mr. Wallace vest over a five-year period. No options were exercised by the named executives during the year ended June 30, 2011.

Potential Payments upon Termination or Change-in-Control

Mr. O'Connor, pursuant to his offer letter, will be entitled to a severance payment equal to 100% of his annual base salary and an increase of his annual base salary to $250,000 in connection with a change of control.

Compensation Committee Report on Executive Compensation

We have reviewed and discussed with management the Compensation Discussion and Analysis to be included in our Form 10-K for the year ended June 30, 2011. Based on the reviews and discussions referred to above, we recommend to our board of directors that the Compensation Discussion and Analysis referred to above be included in our Form 10-K for the year ended June 30, 2011.

Compensation Committee:

Anthony J. Coppola
Fred G. Choate
Lisa A. Napolitano
October 28, 2011

Compensation of Directors

The compensation committee of our board recommends director compensation to our board of directors based on factors it considers appropriate, market conditions and trends and the recommendations of management. In fiscal 2011, none of our non-employee directors received any compensation.

Director Compensation Fiscal 2011

There was no compensation paid to our directors for their service during the fiscal year ended June 30, 2011.

Compensation Committee Interlocks and Insider Participation

No members of our compensation committee are former or current officers, or have other interlocking relationships, as defined by the SEC.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The following table indicates, as of October 25, 2011, information about the beneficial ownership of our common stock by (1) each director as of October 25, 2011, (2) each Named Executive Officer, (3) all directors and executive officers as of October 25, 2011 as a group and (4) each person who we know beneficially owns more than 5% of our common stock. All such shares were owned directly with sole voting and investment power unless otherwise indicated.

Beneficial Ownership Table

Name	Amount of Beneficial Ownership of Outstanding Shares (1)	Percent of Class	Amount of Beneficial Ownership of Shares Underlying Options	Amount of Aggregate Beneficial Ownership	Aggregate Percent of Class
Richard J. DePiano	144,278	1.9%	235,617	379,895	5.0%
Richard J. DePiano, Jr.	206	0.0%	131,667	131,873	1.8%
Robert O'Connor	—	0.0%	114,000	114,000	1.5%
Mark Wallace	—	0.0%	35,000	35,000	*
William L.G. Kwan	—	0.0%	80,000	80,000	1.0%
Jay L. Federman	12,072	0.0%	75,000	87,072	1.1%
Anthony J. Coppola	—	0.0%	55,000	55,000	*
Lisa Napolitano	—	0.0%	52,000	52,000	*
Fred Choate	—	0.0%	40,000	40,000	*
All Directors and Executive Officers as a group (9 persons)	156,556	2.0%	784,951	941,507	12.5%

(*) Less than on percent

(1) Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part with the person's spouse, or individually by his or her spouse. No shares held by board members or named executive officers are pledged as collateral.

Equity Compensation Plan Information

The following table sets forth information, as of June 30, 2011, with respect to compensation plans under which shares of our common stock are authorized for issuance.

Plan Category	Number of Shares to be issued upon exercise of outstanding stock options (a)	Weighted-average exercise price of outstanding stock options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)) (c)
Equity Compensation plans approved by shareholders	892,563	$ 4.58	155,183
Equity Compensation plans not approved by shareholders	—	—	—
	892,563	$ 4.58	155,183

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Related Person Transactions

We recognize that related person transactions present a heightened risk of conflicts of interest and can create the appearance of a conflict of interest. Therefore, all proposed related person transactions are disclosed to our board of directors before we enter into the transaction, and, if the transaction continues for more than one year, the continuation is reviewed annually by our board of directors.

Escalon and a member of the Company's Board of Directors are founding and equal members of Ocular Telehealth Management, LLC ("OTM"). OTM is a diagnostic telemedicine company providing remote examination, diagnosis and management of disorders affecting the human eye. OTM's initial solution focuses on the diagnosis of diabetic retinopathy by creating access and providing annual dilated retinal examinations for the diabetic population. OTM was founded to harness the latest advances in telecommunications, software and digital imaging in order to create greater access and a more successful disease management for populations that are susceptible to ocular disease. Through June 30, 2011, Escalon had invested $444,000 in OTM and owned 45% of OTM. The Company provides administrative support functions to OTM. For the years ended 2011 and 2010 the Company recorded losses of $70,393 and $74,911, respectively. At June 30, 2011 OTM had total assets, liabilities and equity of $2,000 $80,000 and ($78,000), respectively.

Director Independence

Our board of directors has determined that, Anthony Coppola, Jay L. Federman, William L.G. Kwan, Lisa Napolitano, and Fred Choate are "independent," as such term is defined in the applicable rules of the NASDAQ Stock Market relating to the independence of directors. In determining that Jay L. Federman is independent, our board of directors considered our joint investment with Dr. Federman in OTM.

ITEM 14. Principal Accounting Fees and Services

The following table sets forth the aggregate fees billed to us by Mayer Hoffman McCann, LLP, our principal accountant for the fiscal years ended June 30, 2011 and 2010.

	For the years ended June 30,	
	2011	2010
Audit Fees	$171,329	$158,026
Audit-Related Fees	$ —	$ —
Tax Fees	$ —	$ —
All Other Fees	$ —	$ —
Total Fees	$171,329	$158,026

In the table above, pursuant to definitions under the applicable regulations of the SEC, "audit fees" are fees for professional services rendered for the audit of our annual financial statements and review of our financial statements included in our quarterly reports on Form 10-Q and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements; "audit-related fees" are fees for assurance and related services that are reasonably related to the performance of the audit and review of our financial statements, and primarily include accounting consultations and audits in connection with potential acquisitions; "tax fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are fees for any services not included in the first three categories.

Our audit committee is responsible for pre-approving all audit services and permitted non-audit services to be performed by our principal accountant, except in those instances which do not require such pre-approval pursuant to the applicable regulations of the SEC. The audit committee has established policies and procedures for its pre-approval of audit services and permitted non-audit services and, from time to time, the audit committee reviews and revises its policies and procedures for pre-approval.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Escalon Medical Corp.
(Registrant)

By: /s/ Richard J. DePiano
Richard J. DePiano
Chairman and Chief Executive Officer

Dated: October 28, 2011

INVESTOR INFORMATION

CORPORATE OFFICE

Headquarters
Escalon Medical Corp.
435 Devon Park Drive
Building 100
Wayne, Pennsylvania 19087
(610) 688-6830

Operations
Escalon Medical Corp.
2440 South 179th Street
New Berlin, WI 53146
(262) 821-9182

SonomedEscalon.
1979 Marcus Avenue
Suite C105
Lake Success, NY 11042
(516) 354-0900

91 Montvale Avenue, Suite 320
Stoneham, MA 02180
800-715-1737

Drew Scientific, Inc.
4230 Shilling Way
Dallas, TX 75237
800-433-0945

Unit 8A
Peter Green Way
Furness Business Park
Barrow in Furness
Cumbria LA14 2PE
England
+44 (0)1229 432089

2056 Thomaston Avenue
Waterbury, CT 06704
203-267-7022

Jas Diagnostics, Inc.
14100 NW 57th Court
Miami Lakes, FL 33014
305-415-2320

STOCK LISTING

Nasdaq Capital Market
Market System
Trading Symbol: ESMC

INDEPENDENT AUDITORS

Mayer Hoffman McCann P.C.
Plymouth Meeting,
Pennsylvania

GENERAL COUNSEL

Duane Morris LLP
Philadelphia, Pennsylvania

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and
Trust Company
Brooklyn, New York
(800) 937-5449

ANNUAL MEETING

June 29, 2012, 9:00 am
Escalon Medical Corp.
435 Devon Park Drive
Building 100
Wayne, Pennsylvania 19087

FORM 10-K

The Form 10-K and 10-K/A, contained herein, for the Company's fiscal year ended June 30, 2011, is not accompanied by the exhibits, which were filed with the Securities and Exchange Commission. The Company will furnish any exhibits to those shareholders who request the same upon payment to the Company of its reasonable expenses in furnishing such exhibits. Requests for any such exhibits should be made in writing to the Company's Secretary at its corporate office.

DIRECTORS AND OFFICERS

DIRECTORS

Richard J. DePiano
Chairman and
Chief Executive Officer
Escalon Medical Corp.

Jay L. Federman, M.D.
Associated Retinal Consultants
Bala Cynwyd, Pennsylvania

Fred G. Choate
Atlantic Capital Furding, LLC
Wayne, Pennsylvania

William L. G. Kwan
Fort Worth, Texas

Anthony J. Coppola
Town of Historic Smithville, LLC
Smithville, New Jersey

Lisa A. Napolitano
Global Tax Management
Newtown Square, Pennsylvania

CORPORATE OFFICERS

Richard J. DePiano
Chairman and
Chief Executive Officer

Richard J. DePiano, Jr.
President and General Counsel

Mark G. Wallace
Chief Operating Officer

Robert M. O'Connor
Chief Financial Officer

SAFE HARBOR STATEMENT

This report includes certain forward-looking statements about the Company's future growth, product development, regulatory filings, potential joint venture arrangements, potential markets and competitive position. Any such statements are subject to risks and uncertainties that could cause the actual results to vary materially. Such risks are discussed in the Company's report on Form 10-K and 10K/A for its 2011 fiscal year.



SonomedEscalon™

ESCALON®



ESCALON™
CLINICAL DIAGNOSTICS

Escalon Medical Corp.
435 Devon Park Drive Building 100
Wayne, PA 19087
610 688-6830
610 688-3641 Fax
www.escalonmed.com